WAVES OF INNOVATION

Connection®

2025 ANNUAL REPORT

Dear Shareholders, Customers, Industry Partners, and Co-workers,

Technology is surging forward in complexity, scale, and interconnectedness. In today's environment, Connection's expertise and focus on technology is leading us to become an even more essential advisor to our clients. With each new wave of innovation, our trusted team is there to help organizations identify and understand the technologies and strategies they need to be successful—to be agile, resilient, and secure. This focus on exceptional customer service has guided our Company since 1982, and that passion continues to drive our efforts as we invest in the talent, resources, and capabilities to help our customers prepare for tomorrow's challenges. Together with our best-in-class partners, Connection is dedicated to helping organizations of every size and industry design, deploy, and manage the advanced technology solutions and services they need to be bold in the pursuit of opportunities and confident in the face of change.

This focus on deep, loyal partnerships and industry-leading advanced technologies helped Connection achieve strong performance in 2025. The Company generated annual gross billings of $4.1 billion resulting in annual net sales of $2.9 billion, an increase of 2.5% year over year. Connection Business Solutions, our SMB focused subsidiary, achieved net sales of $1.1 billion, Connection Enterprise Solutions recognized net sales of $1.3 billion, and Connection Public Sector Solutions generated net sales of $0.5 billion. Our diluted earnings per share were $3.27. This performance enabled Connection to return a total of $15.3 million to shareholders in the form of four quarterly dividends. We generated positive operating cash flow of approximately $65.4 million and ended the year with no debt and a healthy cash, cash equivalent, and short-term investment balance of $406.7 million.

2025 was a year of meaningful internal transformation and strategic innovation. We continued modernizing our core financial, operational, and sales platforms—bringing greater integration, visibility, and alignment across the organization. By creating a more unified and intelligent operating environment, we are enabling advanced selling capabilities, real-time insights, and a more seamless experience for our customers. As IT purchasing models evolve and digital expectations rise, these investments position Connection to operate with greater agility, scale, and precision.

At the same time, we strengthened our ability to support customers across the full technology lifecycle—from procurement and deployment through optimization and renewal. By advancing our digital capabilities and deepening integration within the Cisco and Microsoft ecosystems, we now provide customers with a single, unified view to manage and optimize their asset inventories, subscription portfolios, and service contracts. The response has been overwhelmingly positive, affirming our strategy to deliver value well beyond the point of sale. This is how we continue to evolve—expanding our role from product provider to indispensable strategic advisor.

Our CNXN Helix Center for Applied AI and Robotics continues to serve as an innovation engine for both our customers and our organization. CNXN Helix helps simplify the rapidly evolving AI landscape—accelerating adoption and focusing on measurable business outcomes. In 2025, we further strengthened this capability by aligning CNXN Helix with our Technology Solutions and Services team. This integration enhances efficiency, deepens technical collaboration, and amplifies our ability to deliver scalable, secure AI-driven solutions. We are not only guiding customers through AI transformation—we are applying these insights internally to sharpen our own operations and accelerate innovation.

Our team reached several key milestones in 2025, furthering our ability to deliver greater convenience, security, and performance to customers. Connection achieved the full suite of Microsoft Security Specializations and earned Cisco Gold Provider status. These accomplishments highlight the depth of our expertise in protecting customer data and enable Connection to deliver unparalleled support and value.

Our team's dedication and commitment to excellence was recognized with several awards in 2025, including being named Lenovo 360 Nationals Partner of the Year, Intel Partner of the Year for AI PC, and Samsung National Partner of the Year. We again earned a place on the Fortune 1000 and on Forbes America's Best Midsize Employer lists, and were named to the CRN Solution Provider 500 and CRN Managed Service Provider 500 in the Elite 150 category for the eighth consecutive year.

2025 was a year of investment and improvement—and we are excited to build on the foundation we have put in place to deliver even higher levels of service and support for our customers. We are confident Connection has the resources, strategies, and capabilities to lead the industry and create long-term value for our investors. To our shareholders, customers, partners, and co-workers, thank you for your continued support as we bring people and technology together.



Patricia Gallup

Patricia Gallup
Board Chair



Timothy McGrath

Timothy McGrath
President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission File Number 000-23827

PC CONNECTION, INC.
(Exact name of registrant as specified in its charter)

Delaware	**02-0513618**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
730 Milford Road	**03054**
Merrimack, New Hampshire	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code   (603) 683-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CNXN	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☑   Accelerated Filer ☐   Non-accelerated Filer ☐   Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value of the registrant's voting shares of common stock held by non-affiliates of the registrant on June 30, 2025, based on $65.78 per share, the last reported sale price on the Nasdaq Global Select Market on that date, was $735 million.

The number of shares of the registrant's Common Stock outstanding as of February 13, 2026 was 25,198,472.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission, are incorporated by reference into Part III of this Annual Report on Form 10-K as indicated herein.

TABLE OF CONTENTS

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance and include statements concerning, among other things, our future financial results, business plans (including statements regarding new products and services we may offer and future expenditures, costs and investments), liabilities, impairment charges, competition, and the expected impact of current macroeconomic conditions on our businesses and results of operations. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "would," "should," "expects," "plans," "could," "intends," "target," "projects," "believes," "estimates," "anticipates," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These statements reflect our current views and are based on assumptions as of the date of this report. Such assumptions are based upon internal estimates and other analyses of current market conditions and trends, management expectations, plans, and strategies, economic conditions, and other factors. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements.

Such differences may result from actions taken by us, including expense reduction or strategic initiatives (including reductions in force, capital investments and new or expanded product offerings or services), the execution of our business plans (including our inventory management, cost structure and management and other personnel decisions) or other business decisions, as well as from developments beyond our control, including:

- macroeconomic factors facing the global economy, including disruptions in or increased volatility of the capital markets, changes in trade policy, which may include the imposition of tariffs or other trade barriers, economic sanctions and economic slowdowns or recessions, government shutdowns, changes in tax policy, rising inflation and changing interest rates modifying our potential for investment income and the timing thereof or reducing the level of investment our customers are willing to make in IT products;

- substantial competition reducing our market share;

- significant price competition reducing our profit margins;

- the loss of any of our major vendors adversely affecting the number or type of products we may offer;

- virtualization of information technology, or IT, resources and applications, including networks, servers, applications, and data storage disrupting or altering our traditional distribution models;

- service interruptions at third-party shippers negatively impacting our ability to deliver the products we offer to our customers;

- increases in shipping and postage costs reducing our margins and adversely affecting our results of operations;

- loss of key persons or the inability to attract, train and retain qualified personnel adversely affecting our ability to operate our business; and

- cyberattacks or the failure to safeguard personal information and our IT systems resulting in liability and harm to our reputation.

Additional factors include those described in this Annual Report on Form 10-K, including under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," in our subsequent quarterly reports on Form 10-Q, including under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in the other subsequent filings we make with the Securities and Exchange Commission from time to time.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances. You should not place undue reliance on the forward-looking statements included in this Annual Report on Form 10-K. We assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made except as required by law.

Unless the context otherwise requires, we use the terms "Connection", the "Company", "we", "us", and "our" in this Annual Report on Form 10-K to refer to PC Connection, Inc. and its subsidiaries.

PART I

Item 1. Business

GENERAL

We are a Fortune 1000 Global Solutions Provider that simplifies IT, guiding the connection between people and technology. Our dedicated account managers partner with customers to design, deploy, and support cutting-edge IT environments using the latest hardware, software, and services. We provide a wide range of IT solutions, from the desktop to the cloud—including computer systems, data center solutions, security, artificial intelligence, or AI, software and peripheral equipment, networking communications, and other products and accessories that we develop internally and secure from manufacturers, distributors, and other suppliers. Our Technology Solutions and Services Organization, or TSSO, and state-of-the-art ISO 9001:2015 SOC 2 Type 2 certified Technology Integration and Distribution Center, or TIDC, offer end-to-end services related to the design, configuration, and implementation of IT solutions. Our team also provides a comprehensive portfolio of managed services and professional services. These services are performed by our personnel and by third-party providers. Our GlobalServe offering ensures worldwide coverage for our multinational customers, delivering global procurement solutions through our network of in-country suppliers in over 150 countries.

The "Connection" brand includes Connection Enterprise Solutions, Connection Business Solutions, and Connection Public Sector Solutions. We united all of our subsidiaries into one cohesive brand, reflecting the promise of our blue arc and our mission to connect people with technology that enhances growth, elevates productivity, and empowers innovation. These entities represent our three operating segments and their respective markets:

- Connection Enterprise Solutions – serving large enterprise customers

- Connection Business Solutions – serving small- to medium-sized businesses, or SMBs

- Connection Public Sector Solutions – serving federal, state, and local government and educational institutions

Financial results for each of our segments are included in the financial statements attached hereto. We generate sales through (i) outbound inside sales and field sales contacts by sales representatives focused on the business, educational, healthcare, retail, manufacturing, and government markets, (ii) our websites, and (iii) direct responses from customers responding to our outreach. We offer a broad selection of over 460,000 products at competitive prices, including products from vendors like Apple, Cisco, Dell Inc., HP Inc., Hewlett-Packard Enterprise, Intel, Lenovo, Microsoft Corporation, and VMware by Broadcom, and we partner with more than 1,600 suppliers. We are able to leverage our state-of-the art logistic capabilities to rapidly ship product to customers.

We strive to identify the unique needs of our corporate, government, educational, and small business customers, and have designed our business processes to enable our customers to effectively manage their IT systems. We provide value by offering our customers efficient design, integration, deployment, and support of their IT environments. As of December 31, 2025, we employed 679 sales representatives. Sales representatives are responsible for managing enterprise, commercial, and public sector accounts, as specialization and a deep understanding of unique customer environments are more important than ever. These sales representatives focus on current and prospective customers and are supported by an increasing number of engineering, technical, and administrative staff through our TSSO. Our Industry Solutions Group, or ISG, provides our sales team and customers with insights and guidance customized to the unique needs of our vertical markets, including healthcare, retail, finance, and manufacturing. We believe that increasing our sales force productivity is important to our future success.

We market our products and services through our websites: *www.connection.com, www.connection.com/enterprise, www.connection.com/publicsector,* and *www.cnxnhelix.com*. Our websites provide extensive product information, customized pricing, rich content, and a digital platform for online orders. We are not including the information contained in our websites as part of, or incorporating by reference into, this Annual Report on Form 10-K.

MARKET AND COMPETITION

In the fiscal year ended December 31, 2025, we generated approximately 44.6% of our sales from medium-to-large businesses (Fortune 1000), 37.7% from SMBs, and 17.7% from government and educational institutions.

The largest segment of the United States IT market that we operate within is served by local and regional value-added resellers, or VARs, many of whom engage in the sales of hardware and software products, as well as higher-margin IT services. We have adapted our business over the years to become an enterprise-wide IT solutions supplier. We have also partnered with third-party technology and telecommunications service providers to offer our customers access to the same services and technical expertise as local and regional VARs, but with a more extensive product selection, often at lower prices.

Intense competition for customers has led manufacturers of the IT products we offer to use all available distribution channels, including solutions providers, to distribute their products. Certain manufacturers who have traditionally used resellers to distribute their products have also, from time to time, established their own direct marketing operations, including sales through the Internet.

We believe new entrants to the IT solutions channel must overcome a number of obstacles, including:

- substantial time and resources required to build a customer base of meaningful size and profitability for cost-effective operation;

- significant upfront costs of developing the information systems and operating infrastructure required to successfully compete as a national solutions provider;

- purchasing and operating efficiencies enjoyed by larger and more established competitors;

- difficulty building relationships with vendors needed to gain favorable product allocations and attractive pricing terms; and

- difficulty identifying and recruiting management personnel with significant direct marketing experience in the industry.

BUSINESS STRATEGIES

We believe that we have become our customers' IT provider of choice by calming the confusion surrounding IT procurement and solving complex business challenges with innovative IT solutions designed to meet their increased productivity, mobility, virtualization, and security needs in a continuously evolving IT environment. We offer our customers enhanced value by assisting them with both the design and implementation of IT solutions directed at cost-effectively maximizing the business opportunities created by new technologies and advanced service solutions. The key elements of our business strategies include:

- ***Providing consistent customer service before, during, and after the sale***. We believe that we have earned a reputation for providing superior customer service by consistently focusing on our customers' needs. Empathy for the challenges technology procurement presents to people is at the heart of our culture and serves as a foundation for long-lasting and rewarding partnerships we create with organizations of every size and industry. We have dedicated our resources to developing strong, long-term relationships with our customers by accurately assessing their IT needs, and providing scalable, high-quality solutions and services through our knowledgeable, well-trained personnel. Through operational excellence, we believe we have created efficient delivery programs that provide a quality buying experience for our customers.

- ***Offering a broad product selection at competitive prices***. We offer a broad range of IT products and solutions, including personal computers and related peripheral products, servers, storage, managed services, cloud solutions, and networking infrastructure, at costs that are designed to allow our customers to be more productive while maximizing their IT budgets. Our integrated and advanced solution offerings include network, server, storage, and mission-critical onsite installation and support using proprietary cloud-based service management software. We offer products and enhanced service capabilities with aggressive price and performance standards, all with the convenience of one-stop shopping for technology solutions.

- *Simplifying technology product procurement for corporate customers.* We offer Internet-based procurement options to eliminate complexity and enhance customer value, as well as lower the cost of procurement for our customers. We specialize in Internet-based solutions and provide electronic integration between our customers and suppliers.

- *Offering targeted IT solutions.* Our customers seek solutions to increasingly complex IT infrastructure demands. To better address their business needs, we have focused our solution service capabilities on several key areas: data and automation, workplace transformation, cloud, cybersecurity, and technology services. Our TSSO is responsible for understanding the infrastructure needs of our customers, and for designing cost-effective technology solutions to address them. We have also partnered with third-party providers to make available a range of IT support services, including asset assessment, implementation, maintenance, and disposal services. We believe we can leverage these focus areas to enable us to capture a greater share of our customers' IT expenditures.

- *Maintaining a strong brand name and customer awareness.* Since our founding in 1982, we have built a strong brand name and customer awareness. We have been named to the Fortune 1000 and the CRN Solution Provider 500 for each of the last twenty-five years. We actively work with our existing customers to become their IT provider of choice for products and enhanced solution services, while seeking to ensure our reputation of high-quality support, tailored marketing programs, and competitive pricing that lead the way to expanding our share of the overall IT market we serve. Through the use of creative, consistent marketing activities, our goal is to strengthen the Connection brand and reinforce our reputation as a trusted IT advisor with a history of innovation and customer-centric service.

- *Maintaining long-standing vendor relationships*. Our close partnerships with leading technology manufacturers and vendors provide our team with access to the latest product offerings, training assets, and support resources. We have a history of strong relationships with vendors and were among the first global solutions providers qualified by manufacturers to market computer systems to end users. By working closely with our vendors to provide an efficient channel for the advertising and distribution of their products and solutions, we expect to expand market share and generate opportunities for optimizing partner incentive programs. We promote communication and collaboration with our partner community at every level of our organization, from sales and product management to leadership. We meet regularly with our partners to share feedback and explore strategies to promote greater engagement and better serve our mutual customers.

GROWTH STRATEGIES

Our growth strategies are designed to increase revenues by maximizing operational efficiencies while offering innovative products and value-added service offerings, expanding our offerings to our existing customers, and expanding our customer base. Our seven key elements of growth are:

- *Expanding hardware and software offerings.* We offer our customers an extensive range of IT hardware and software products, and in response to customer demand, we continually evaluate and add new products to our offerings as they become available. We also work closely with vendors to identify and source first-to-market product offerings at aggressive prices.

- *Expanding IT solution services offerings.* We strive to accelerate solution and service growth by providing creative solutions to the increasingly complex hardware and software needs of our customers. Our cloud, cybersecurity, data center, workplace transformation, and technology services teams consist of industry-certified and product-certified engineers, as well as highly specialized third-party providers. We believe our investment in these areas may increase our share of our existing customers' annual IT expenditures by broadening the range of products and services they purchase from us.

- *Delivering AI and automation solutions.* We believe that the AI services we offer can be deployed in tailored, efficient, and cost-effective manners to drive our clients' success. We currently offer AI workshops, which we deliver to customers, and AI infrastructure design and optimization services for core AI infrastructure. We are currently in the process of expanding these services to include other areas that we believe are relevant to the broader AI ecosystem of development. Working alongside leaders within our partner ecosystem, we are expanding our capabilities and capacity to identify and bring to market the technologies and guidance that customers—across a broad range of industries and specialized verticals—require to ensure a seamless transition into the AI era. We believe our focus on helping customers understand this intricate landscape, discover and define their unique AI value path, and realize AI's envisioned potential will enable us to serve as a trusted advisor and deliver a holistic approach to AI and automation that encompasses strategy, technical expertise, and integration. We have developed and are investing in a core AI capability that is driven through our CNXN Helix effort, which was launched in 2023 and brings together industry-leading experts, resources, and support designed to help organizations of all sizes realize the benefits of AI and automation. We believe this effort will set the foundation for our expanded capabilities and services within this fast-growing AI ecosystem.

- *Targeting customer segments.* Through increased targeted marketing, we seek to expand the number of our active customers and generate additional sales to existing customers by providing more value-added services and solutions. We have also developed digital marketing capabilities, which include but are not limited to digital remarketing, digital buying guides, Google shopping integration, along with social media advertising and search engine optimization. All of these methods also help us to fine tune and optimize our Internet marketing campaigns that focus on select markets, such as healthcare, retail, finance, and manufacturing.

- *Increasing productivity of our sales representatives*. We believe that higher sales productivity is the key to leveraging our expense structure and driving future profitability improvements. We invest significant resources in training new sales representatives and providing ongoing training to experienced personnel. Our training and evaluation programs are focused towards assisting our sales personnel in understanding and anticipating our customers' IT needs, with the goal of fostering loyal customer relationships. We also provide our sales representatives with technical support on more complex sales opportunities through our group of technical solution specialists.

- *Migrating to cloud-based solutions for our customers.* Cloud computing is a key driver of new IT spending as our customers seek scalable, cost-effective solutions. We plan to expand our cloud-based solution sales and assist our customers in navigating the complex and growing field of multicloud-solution offerings. This focus on cloud includes investing in the training and certification resources required to help our customers adopt and optimize cloud technologies. Connection is a Microsoft Azure Expert Managed Service Provider—an exclusive designation that requires an intensive auditing process and a proven record of delivering exceptional customer service and in-depth technical expertise around core cloud competencies.

- *Pursuing strategic acquisitions and alliances.* We seek acquisitions and alliances that add new customers, strengthen our product and solution offerings, add management talent, and produce operating results which are accretive to our core business earnings.

SERVICE AND SUPPORT

Since our founding in 1982, our primary objective has been to provide products and services that meet the demands and needs of our customers and to supplement those products with up-to-date product information and excellent customer service and support. We believe that offering our customers superior value, through a combination of product knowledge, consistent and reliable service and support, and leading products at competitive prices, differentiates us from other global solutions providers and serves as the foundation for developing a broad and loyal customer base.

We invest in training programs for our service and support personnel, with an emphasis on putting customer needs and service first. Supplementing our sales force, our TSSO offers in-depth technical support across a wide range of advanced technology solutions. These teams of engineers and solution architects design end-to-end IT solutions tailored to our customers' unique environments and serve as technology consultants. Our TIDC ensures a superior customer experience, with seamless configuration, deployment, and support services. Product support technicians assist customers with questions concerning compatibility, installation, and more difficult questions relating to product use. The product support technicians authorize customers to return defective or incompatible products to either the manufacturer or to us for warranty service. In-house TIDC technicians perform both warranty and non-warranty repair on most of the major systems and hardware products.

Using our customized information system, we transmit our customer orders either to our TIDC or to our drop-ship suppliers, depending on product availability, for processing immediately after a customer receives credit approval. At our distribution center, we also perform custom configuration services, which typically includes custom imaging, the installation and integration of additional components, and other technology enhancements. Our customers may select the method of delivery that best meets their needs and is most cost effective, ranging from expedited overnight delivery for urgently needed items to ground freight.

Our inventory stocking strategy is based on economics and the general availability of the product. We will stock product where there is an economic advantage to do so, or the product is in constrained supply. We also will stock product to support customer rollouts, including product that is running through our configuration and integration services prior to shipment.

MARKETING AND SALES

We sell our solutions through our direct marketing channels to (i) SMBs including small office/home office customers, (ii) government and educational institutions, and (iii) medium-to-large businesses. We strive to be the primary supplier of IT products and solutions to our customers by providing exemplary customer service. We use multiple marketing approaches to reach existing and prospective customers, including:

- outbound inside sales and field sales;

- digital and web advertising; and

- targeted marketing programs to specific market segments.

All of our marketing approaches emphasize our innovative solution offerings, fast delivery, customer support, competitive pricing, and our wide range of services.

Sales Channels. We believe that our ability to establish and maintain long-term customer relationships and to encourage repeat purchases is largely dependent on the strength of our sales personnel and programs. Because our customers' primary contact with us is through our sales representatives, we are committed to maintaining a qualified, knowledgeable, and motivated sales staff with a principal focus on customer service.

Outbound Inside Sales and Field Sales. We seek to build loyal relationships with potential high-volume customers by assigning them to individual account managers. We believe that customers respond favorably to one-on-one relationships with personalized, well-trained account managers. Once established, these one-on-one relationships are maintained and enhanced through frequent telecommunications and targeted electronic communications, as well as other marketing materials designed to meet each customer's specific IT needs. We pay most of our account managers a base annual salary plus incentive compensation. Incentive compensation is tied generally to gross profit dollars produced by the individual account manager.

E-commerce Sales. We generally provide product descriptions and prices for all of the products we offer through the e-commerce websites we maintain and operate. Our Connection website also provides updated information for more than 460,000 items. We offer, and continuously update, selected product offerings and other special buys. We believe our websites are an important source of sales and a communication tool for improving customer service.

For example, our Enterprise Solutions Segment's business process and operations are primarily Web-based. Most of its corporate customers utilize a customized Web page to quickly search, source, and track IT products. Our Enterprise Solution business website aggregates the current available inventories of its largest IT suppliers into a single online source for its corporate customers. Its custom designed Internet-based system, MarkITplace™, provides corporate buyers with comparative pricing from several suppliers as well as special pricing arranged through the manufacturer.

The Internet supports three key business initiatives for us:

- *Customer choice*—We have built our business on the premise that our customers should be able to choose how they interact with us—whether it be by telephone, or through the use of their desktop or mobile device via email or the Internet.

- *Lowering transactions costs*—Our website tools include robust product search features and Internet Business Accounts (customized Web pages), which allow customers to quickly and easily find information about products of interest to them. If customers still have questions, they may call our account managers. Such phone calls are typically shorter and have higher close rates than calls from customers who have not visited our websites first.

- *Leveraging the time of experienced sales representatives*—Our investments in technology-based sales and service programs allow our sales representatives more time to build and maintain relationships with our customers and to help them to solve their business problems.

Operating Segments. We conduct our business operations through three operating segments: Enterprise Solutions, Business Solutions, and Public Sector Solutions.

Enterprise Solutions Segment. Through our custom-designed Web-based system, we are able to offer our larger corporate customers an efficient and effective method of sourcing, evaluating, purchasing, and tracking a wide variety of IT products and services. Our strategy is to be the primary single source procurement portal for our large corporate customers.

Business Solutions Segment. Our principal target markets in this segment are SMB customers. We use a combination of outbound inside sales, including some on-site sales solicitation by business development managers, and Internet sales through customized Internet Business Accounts, to reach these customers.

Public Sector Solutions Segment. We use a combination of outbound inside sales, including some on-site sales solicitation by business development managers, and Internet sales through customized Internet Business Accounts, to reach these customers. We target each of the four distinct market sectors within this segment—federal government, higher educational institutions, school grades K-12, and state and local governments.

The following table sets forth the relative distribution of net sales by operating segment for the periods presented:

	Years Ended December 31,		
	2025	2024	2023
Operating Segment			
Enterprise Solutions	44 %	42 %	42 %
Business Solutions	38	38	38
Public Sector Solutions	18	20	20
Total	100 %	100 %	100 %

Our ISG works across all operating segments to service the unique needs of healthcare, retail, finance, and manufacturing customers. Within each of these vertical markets, our ISG experts offer technology solutions and guidance backed by real-world experience. Our ISG combines extensive knowledge of the latest technologies, brands, and trends with industry experience that reassures our customers that we understand their businesses and their technology challenges. Our brand, and each of our operating segments, is supported by targeted marketing campaigns across a variety of media:

Digital. We utilize a series of digital programs, in conjunction with advanced data analytics, to identify prospective customers and generate new leads within our existing customer base. These programs include website, email, blog, social media, electronic catalogs, webinars, and video/multimedia promotions.

Specialty Marketing. In addition to our digital marketing efforts, we maintain a strong presence at industry tradeshows and conventions across the country, including a number of healthcare and education IT conferences. We also host a series of Technology Summits each year, with a focus on building stronger relationships with our customers and reinforcing our reputation as a trusted source of expertise.

Customers. We maintain an extensive database of customers and prospects. However, no single customer accounted for more than 10% of our consolidated revenue in 2025, 2024, and 2023. The loss of any single customer would not have a material adverse effect on any of our operating segments. The majority of our backlog historically has been and continues to be open cancelable purchase orders. We do not have individual orders in our backlog that are material to our business, and as a result, we do not believe that backlog as of any particular dates is an indication of future results.

PRODUCTS AND MERCHANDISING

We continuously focus on expanding the breadth of our product and service offerings. We currently offer our customers over 460,000 IT products designed for business applications from more than 1,600 vendors. These products consist of hardware, including devices, peripherals, accessories, servers, storage, and networking products, along with cloud solutions, software and services. We select the products and solutions we sell based upon their technology and effectiveness, market demand, product features, quality, price, margins, and warranties. The following table sets forth our percentage of net sales for major product categories for the periods presented:

	Years Ended December 31,		
	2025	2024	2023
Notebooks/Mobility	35 %	35 %	33 %
Desktops	12	11	9
Software	11	10	12
Servers/Storage	8	7	7
Net/Com Products	7	8	10
Displays and Sound	9	10	9
Accessories	11	12	11
Other Hardware/Services	7	7	9
Total	100 %	100 %	100 %

We offer a 30-day right of return on most of the products we sell, generally limited to defective merchandise. Returns of non-defective products are subject to restocking fees. Substantially all of the products marketed by us are warranted by the manufacturer. We generally accept returns directly from the customer and then either credit the customer's account or ship the customer a replacement or similar product from our inventory.

PURCHASING AND VENDOR RELATIONS

Product purchases from TD Synnex Corporation, Ingram Micro, Inc., and Microsoft Corporation accounted for approximately 25%, 21%, and 13%, respectively, of our total product purchases in 2025. Product purchases from Ingram Micro, Inc., TD Synnex Corporation, and Dell Inc. accounted for approximately 25%, 23%, and 11%, respectively, of our total product purchases in 2024. Product purchases from Ingram Micro, Inc., TD Synnex Corporation, and Microsoft Corporation accounted for approximately 21%, 19%, and 11%, respectively, of our total product purchases in 2023. No other singular vendor supplied more than 10% of our total product purchases in 2025, 2024, and 2023, as applicable. We believe that, while we may experience some short-term disruption if products from TD Synnex Corporation, Ingram Micro, Inc., Microsoft Corporation, Dell Inc., or any of these vendors become unavailable to us, alternative sources are available.

Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 16%, 13%, and 12%, respectively, of our total product purchases in 2025. Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 15%, 12%, and 12%, respectively, of our total product purchases in 2024. Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 15%, 13%, and 11%, respectively, of our total product purchases in 2023. No other singular product manufacturer produced more than 10% of our total product purchases in 2025, 2024, and 2023, as applicable. We believe that in the event we experience either a short-term or permanent disruption of supply of Microsoft Corporation, HP Inc., or Dell Inc. products, such disruption would likely have a material adverse effect on our results of operations and cash flows.

Throughout the majority of the year, we did not experience any significant challenges or disruptions in the supply chain and products were generally available in adequate supply. Towards the end of the year, a global memory (DRAM and NAND) shortage developed throughout the industry due to high demand from AI solutions. This is expected to extend into 2026. The business impact is yet to be determined.

Many product suppliers reimburse us for advertisements or other cooperative marketing programs through various marketing vehicles. Reimbursements may be in the form of discounts, advertising allowances, and/or rebates. We also receive allowances from certain vendors based upon the volume of our purchases or sales of the vendors' products by us. Some of our vendors offer limited price protection in the form of rebates or credits against future purchases. We may also participate in end-of-life product and other special purchases which may not be eligible for price protection.

We believe that we have excellent relationships with our vendors. We generally pay vendors within stated terms, or earlier when favorable cash discounts are offered. We believe our high volume of purchases enables us to obtain product pricing and terms that are competitive with those available to other global IT solutions providers. Although brand names and individual product offerings are important to our business, we believe that competitive products are available in substantially all of the merchandise categories offered by us.

DISTRIBUTION

We fulfill orders from customers both from products we hold in inventory and through drop shipping arrangements with manufacturers and distributors. At our 268,000 square foot technology TIDC in Wilmington, Ohio, we receive and ship inventory, configure and integrate technology solutions, provide depot maintenance and services, and process returned products. The ISO 9001:2015 SOC 2 Type 2 certified TIDC features a state-of-the-art Configuration Lab that completed more than 550,000 custom configurations in 2025—including personal computing devices, servers, mobile devices, and networking hardware. Our technicians maintain extensive certifications and authorizations from all major manufacturers, with more than 90% of the TIDC technicians holding one or more CompTIA certifications. Through the TIDC, we are able to offer customers turnkey solutions for all of their IT needs, including hardware configuration, imaging and provisioning, asset management, remote management, white glove enrollment services, kitting, custom packaging, and depot repair services.

We also place product orders directly with manufacturers and/or distribution companies for drop shipment directly to our customers. Order status with distributors is tracked online and a confirmation of shipment from manufacturers and/or distribution companies is received prior to initial recording of the transaction. Products drop shipped by suppliers were 69%, 69%, and 69%, of net sales in 2025, 2024, and 2023, respectively. Electronic delivery for software licenses were approximately 11%, 10%, and 12% of total net sales in 2025, 2024, and 2023, respectively.

MANAGEMENT INFORMATION SYSTEMS

Our subsidiaries utilize management information systems which have been significantly customized for our use. These systems permit centralized management of key functions, including order taking and processing, inventory and accounts receivable management, purchasing, sales, and distribution, and the preparation of daily operating control reports on key aspects of the business. We also operate advanced telecommunications equipment to support our sales and customer service operations. Key elements of the telecommunications systems are integrated with our computer systems to provide timely customer information to sales and service representatives, and to facilitate the preparation of operating and performance data.

Our success is dependent in large part on the accuracy and proper use of our information systems to manage our inventory and accounts receivable collections, to purchase, sell, and ship our products efficiently and on a timely basis, and to maintain cost-efficient operations. We expect to continue upgrading our information systems in the future to more effectively manage our operations and customer database.

Our investments in IT systems and infrastructure are designed to enable us to operate more efficiently and to provide our customers enhanced functionality.

COMPETITION

The direct marketing and sale of IT-related products is highly competitive. We compete with other national solutions providers of IT products, including CDW Corporation, SHI, and Insight Enterprises, Inc., who are the current leaders in the space. We also compete with:

- certain product manufacturers that sell directly to customers as well as some of our own suppliers, such as Apple, Dell Inc., HP Inc., and Lenovo;

- software publishers, such as Microsoft Corporation, VMware by Broadcom, and Adobe;

- companies that develop and deliver on bespoke AI projects, such as Palantir and Scale.ai;

- local and regional VARs;

- cloud providers, such as Amazon Web Services, Google and Microsoft Corporation;

- large service providers and system integrators, such as Accenture, CGI, and IBM;

- communications service providers, such as AT&T and Verizon;

- various franchisers, office supply superstores, and national computer retailers, such as Office Depot and Staples; and

- e-tailers, such as Amazon, with more extensive commercial online networks.

Additional competition may arise if other new methods of distribution emerge in the future. We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Several of our competitors are larger than we are and have substantially greater financial resources. These and other factors related to our competitive position are discussed more fully in the "Overview" of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Item 1A, "Risk Factors—Substantial competition could reduce our market share and may negatively affect our business" of this Annual Report on Form 10-K.

We believe that price, product selection and availability, solutions capabilities, and service and support are the most important competitive factors in our industry.

INTELLECTUAL PROPERTY RIGHTS

Our trademarks include, among others, Connection®, PC Connection®, GovConnection®, MacConnection®, we solve IT®, Everything Overnight®, Mobile Connection®, Cloud Connection®, Education Connection®, MoreDirect™,

CNXN Helix™, WebSPOC®, Softmart®, GlobalServe®, Raccoon Character, Connection Cloud MarkITplace™, ConnectONE™, ConnectNOW™, OneSource™, Quality-as-a-Mindset™, QaaM™, WE SOLVE AI™, and their related logos and all iterations thereof. We intend to use and protect these and our other marks, as we deem necessary. We believe our trademarks have significant value and are an important factor in the marketing of our products. We do not maintain a traditional research and development group, but we work closely with computer product manufacturers and other technology developers to stay abreast of the latest developments in computer technology, with respect to the products we both sell and use. For example, we recognize AI as a potentially transformational force and anticipate that AI will significantly impact our product offerings and the business operations of our clientele in both the short term and long term.

REGULATORY MATTERS

Government Contracting

Our Public Sector Solutions segment is heavily regulated and, as a result, our need for compliance awareness and business and employee support is significant. Specifically, our Public Sector Solutions segment is governed by various laws and regulations, including but not limited to laws and regulations relating to: the formation, administration, and performance of contracts; the security and control of information and information systems; international trade compliance; human trafficking; and the mandatory disclosure of "credible evidence" of a violation of certain criminal laws, receipt of significant overpayments, or violations of the civil False Claims Act. In addition, U.S. government contractors are generally subject to other federal and state laws and regulations, including:

- The Federal Acquisition Regulation, or FAR, agency supplements to the FAR, and related regulations, which regulate the formation, administration, and performance of U.S. federal government contracts;

- The False Claims Act, which allows the government and whistleblowers filing on behalf of the government to pursue treble damages, civil penalties and sanctions for the provision of false or fraudulent claims to the U.S. federal government;

- The Truth in Negotiations Act, which requires certification and disclosure of cost and pricing data in connection with the negotiation of certain contracts, modifications, or task orders;

- The Procurement Integrity Act, which regulates access to competitor bid and proposal information, as well as certain internal government procurement sensitive information, and regulates our ability to provide compensation to certain former government procurement officials;

- Laws and regulations restricting the ability of employees of the U.S. government to accept gifts or gratuities from a contractor;

- Post-government employment laws and regulations, which restrict the ability of a contractor to recruit and hire current employees of the U.S. government and deploy former employees of the U.S. government;

- Laws, regulations, and executive orders requiring the safeguarding of and restricting the use and dissemination of information classified for national security purposes or determined to be "controlled unclassified information," "covered defense information," or "for official use only";

- Laws and regulations relating to the export of certain products, services, and technical data, including requirements regarding any applicable licensing of our employees involved in such work;

- Laws, regulations, and executive orders regulating the handling, use, and dissemination of personally identifiable information in the course of performing a U.S. government contract;

- Laws, regulations, and executive orders governing organizational conflicts of interest that may prevent us from bidding for or restrict our ability to compete for certain U.S. government contracts because of the work that we currently perform for the U.S. government;

- Laws, regulations, and executive orders that mandate compliance with requirements to protect the government from risks related to our supply chain;

- Laws, regulations, and mandatory contract provisions providing protections to employees or subcontractors seeking to report alleged fraud, waste, and abuse related to a government contract; and

- The Cost Accounting Standards and the Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based U.S. government contracts and require consistency of accounting practices over time.

Our Public Sector Solutions is also subject to oversight by the U.S. Office of Federal Contract Compliance Programs, or OFCCP, for federal contract compliance, including the following areas:

- applicant tracking;

- compliance training;

- customized databases and forms;

- glass ceiling and compensation audits;

- desk and on-site audits;

- conciliation agreements;

- disability accessibility for applicants and employees;

- equal employment opportunity compliance;

- employment eligibility verification (known as "E-Verify");

- internet recruiting and hiring processes;

- OFCCP administrative enforcement actions;

- record-keeping requirements; and

- Sarbanes-Oxley Act of 2002 compliance.

The U.S. federal government routinely revises its procurement practices and adopts new contract statutes, rules and regulations. The U.S. federal government has a broad range of tools available to enforce its procurement law and policies. These include debarring or suspending a particular contractor, certain of its operations and/or individual employees from future government business. Individuals, on behalf of the federal government, may also bring qui tam suits against us for any alleged fraud related to payments under a U.S. federal government contract or program.

Moreover, the U.S. federal government generally has the ability to terminate contracts, in whole or in part, with little or no prior notice, for convenience or for default based upon performance. In the event of termination of a contract for convenience, a contractor is normally able to recover costs already incurred on the contract and profit on those costs up to the amount authorized under the contract, but not the remaining profit that would have been earned had the contract been completed. Such a termination could also result in the cancellation of future work on a related contract. A termination resulting from our default could expose us to various liabilities, including excess re-procurement costs, and could have a material effect on our ability to compete for future contracts.

Unfair and Deceptive Trade Practices

Under applicable federal and state laws, we are required to comply with a number of requirements when sending commercial email or making telephone calls to consumers. For example, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission regulations, we must accurately identify product offerings, not make misleading claims on our platforms, and use qualifying disclosures where and when appropriate when distributing commercial emails to consumers. We are also subject to the Federal Telecommunications Commission's Telemarketing Sales Rule, the Telephone Consumer Protection Act, and the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, which generally limit the consumers and types of communications we can make via telephone, text, automatic telephone dialing systems, and artificial and prerecorded voices.

Data Privacy and Security

Numerous state, federal and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of personal information. In the United States, numerous federal and state laws and regulations, including data breach notification laws and federal and state consumer protection laws and regulations, that govern the collection, use, disclosure, and protection of personal information could apply to our operations or the operations of our partners. In addition, certain state and non-US laws, such as the California Consumer Privacy Act and the California Privacy Rights Act govern the privacy and security of personal information, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

HUMAN CAPITAL

Our culture is reflected through our employees, who are driven to serve our customers, our partners, our communities and all of our stakeholders. We provide our employees with support, training, and engagement opportunities to build stronger and more inclusive teams. Our culture—and the employees who share that culture with our customers and communities—are essential to our success and our ability to attract and retain top talent. Our Connection Cares initiative, launched in 2021, builds on the company's long history of inclusivity and social responsibility with working groups focused on key areas: employee recognition; charitable giving; sustainability; and cultivating a welcoming, accepting, and fair workplace. Employees volunteer within these groups to share their ideas, conduct company-wide campaigns, and make a positive impact throughout the company and our wider community. These activities, and the formal structure to support them, help ensure we are able to offer a supportive work environment and corporate culture that today's workforce demands.

We focus on the following key areas in hiring and developing our employees:

- *Training and Development*. We focus on skills enhancement, leadership development, innovation excellence and professional growth throughout our employees' careers. Our leadership program provides leadership trainings to our high-potential emerging leaders.

- *Total Rewards*. We provide market competitive compensation aligned with company performance. We further align our sales representatives' compensation to their individual performance by providing excellent commission opportunities. We provide a comprehensive benefits package to our employees, including medical coverage, retirement plans with matching contributions, tuition assistance, inclusive parental leave policies, adoption assistance, paid time off, paid volunteer hours, and wellness hours.

- *Oversight and Management.* Our Board of Directors understands the importance of our inclusive, performance-driven culture to our ongoing success and is actively engaged with our President and Chief Executive Officer and our Vice President of Legal Services & Administration across a broad range of human capital management topics.

As of December 31, 2025, we employed 2,525 persons (full-time equivalent), of whom 999 (including 320 management and support personnel) were engaged in sales-related activities, 444 were engaged in providing IT services and customer service and support, 665 were engaged in purchasing, marketing, and distribution-related activities, 210 were engaged in the operation and development of management information systems, and 207 were engaged in administrative and finance functions. We believe we have good relations with our employees. Our employees are not represented by a labor union, and, to date, we have never experienced a labor-related work stoppage.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or the Exchange Act, and accordingly, we file reports, proxy and information statements, and other information with the Securities and Exchange Commission, or SEC. The SEC maintains a website (*http://www.sec.gov*) that contains such reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is *www.connection.com* and our investor relations website is located at *https://ir.connection.com/*. We are not including the information contained in our website as part of, or incorporating by reference into, this Annual Report on Form 10-K. We make available free of charge through our investor relations website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practical after we electronically file these materials with, or otherwise furnish them to, the SEC.

In addition, we routinely post on the "Investor Relations" section of our website news releases, announcements, and other statements about our business, some of which may contain information that may be deemed material to investors. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the "Investor Relations" section of our corporate website. The contents of our corporate website are not, however, a part of this Annual Report on Form 10-K.

Item 1A. Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K and our other public filings with the SEC. The risks described below are not the only risks facing our Company. The occurrence of any of the following risks, or of additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, could cause our business, prospects, operating results, and financial condition to suffer materially. The risks below also include forward-looking statements, and important factors could cause our actual results to differ materially from those indicated or implied by these forward-looking statements. See "Cautionary Note Concerning Forward-Looking Statements" of this Annual Report on Form 10-K.

Risks Related to our Business, Operations and Industry

We have experienced variability in sales and may not be able to maintain profitable operations.

Several factors have caused our results of operations to fluctuate and we expect some of these fluctuations to continue. Causes of these fluctuations include:

- shifts in customer demand that affect our distribution models, including demand for total solutions;

- loss of customers to competitors;

- rising interest rates;

- inflation;

- industry shipments of new products or upgrades;

- changes in overall demand and timing of product shipments related to economic markets and to government spending;

- supply constraints;

- changes in vendor distribution of products;

- changes in referral fee structures offered to us by partners;

- changes in our product offerings and in merchandise returns;

- changes in distribution models as a result of the growing adoption of cloud and software-as-a-service, or SaaS, offerings; and

- adverse weather conditions that affect response, distribution, or shipping.

Our results also may vary based on our ability to manage personnel levels in response to fluctuations in revenue. We base personnel levels and other operating expenditures on sales forecasts. If our revenues do not meet anticipated levels in the future, we may not be able to reduce our staffing levels and operating expenses in a timely manner to avoid significant losses from operations.

Our sales are dependent on continued innovations in hardware, software and services by our vendor partners and the competitiveness of their offerings, and our ability to partner with new and emerging technology providers.

The technology industry is characterized by rapid innovation and the frequent introduction of new and enhanced hardware, software and services, such as cloud-based solutions and other virtual services, including SaaS, infrastructure as a service, or IaaS, platform as a service, or PaaS, device as a service, or DaaS, the internet of things, or IoT, and AI. We have been and will continue to be dependent on innovations in hardware, software and services, as well as the acceptance of those innovations by customers. Also, customers may delay spending while they evaluate new technologies. A decrease in the rate of innovation, a lack of acceptance of innovations by our customers or delays in technology spending by our customers, could have an adverse effect on our business, results of operations or cash flows.

In addition, if we are unable to anticipate and expand our capabilities to keep pace with changes in technology and new hardware, software and services, for example by providing the appropriate training to our account managers, technology specialists and engineers to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations or cash flows could be adversely affected.

We also are dependent upon our vendor partners for the development and marketing of hardware, software and services to compete effectively with hardware, software and services of vendors whose products and services we do not currently offer or that we are not authorized to offer in one or more customer channels. To the extent that a vendor's offering that is in high demand is not available to us for resale in one or more customer channels, and there is not a competitive offering from another vendor that we are authorized to sell in such customer channels, our business, results of operations or cash flows could be adversely impacted.

Substantial competition could reduce our market share and may negatively affect our business.

The direct marketing industry and the computer products retail business, in particular, are highly competitive. We compete with other national solutions providers of hardware and software and computer related products, including CDW Corporation and Insight Enterprises, Inc., who are the current leaders in the space. Certain hardware and software vendors, such as Apple, Dell Inc., Lenovo, and HP Inc., who provide products to us, also sell their products directly to end users through their own direct sales force, catalogs, stores, and via the Internet. We also compete with computer retail stores and websites, who are increasingly selling to business customers and may become a significant competitor, including e-tailers, such as Amazon, with more extensive commercial online networks. As we continue to expand and mature our AI services, we compete with other companies that develop and deliver on bespoke AI projects, such as Palantir and Scale.ai. We compete not only for customers, but also for advertising support from IT product manufacturers. Some of our competitors have larger customer bases and greater financial, marketing, and other resources than we do. In addition, some of our competitors offer a wider range of products and services than we do and may be able to respond more quickly to new or changing opportunities, technologies, and customer requirements. Many current and potential competitors also have greater name recognition, engage in more extensive promotional activities, and adopt pricing policies that are more aggressive than ours. We expect competition to increase as retailers and solution providers who have not traditionally sold computers and related products enter the industry.

In addition, product resellers and national solutions providers are combining operations or acquiring or merging with other resellers and national solutions providers to increase efficiency. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and services. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. We may not be able to continue to compete effectively against our current or future competitors. If we encounter new competition or fail to compete effectively against our competitors, our business market share, results of operations or cash flows may be adversely impacted.

We face and will continue to face significant price competition, which could result in a reduction of our profit margins.

Generally, pricing is very aggressive in our industry, and we expect pricing pressures to escalate should economic conditions deteriorate or inflationary pressures increase in excess of the amounts our customers are willing to pay. An increase in price competition could result in a reduction of our profit margins. We may not be able to offset the effects of price reductions with an increase in the number of customers we serve, higher sales to existing customers, cost reductions, or otherwise. Such pricing pressures could result in the erosion of our market share, reduced sales, and reduced operating margins, any of which could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Inflation may adversely impact our business, financial condition and results of operations.

Inflation has the potential to adversely affect our business, financial condition and results of operations by increasing our overall cost structure, including cost of products and selling, general and administrative, or SG&A, expenses. In an inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation, which would reduce our profit margins and cash flows. Other inflationary pressures could affect wages, and other inputs and our ability to meet our customer demand. Inflation may further exacerbate other risk factors, including supply chain disruptions, the recruitment and retention of qualified employees.

The interruption of the flow of products from suppliers could disrupt our supply chain.

Our business depends on the timely supply of products in order to meet the demands of our customers. Manufacturing interruptions or delays, including as a result of the financial instability or bankruptcy of manufacturers, significant labor disputes such as strikes, armed conflicts, natural disasters, political or social unrest, pandemics or other public health crises, or other adverse occurrences affecting any of our suppliers' facilities, could disrupt our supply chain. We could experience product constraints due to the failure of suppliers to accurately forecast customer demand, or to manufacture sufficient quantities of product to meet customer demand (including as a result of shortages of product components), among other reasons. For example, a global memory (DRAM and NAND) shortage is expected in 2026. Additionally, the relocation of key distributors utilized in our purchasing model could increase our need for, and the cost of, working capital and have an adverse effect on our business, results of operations or cash flows.

Our supply chain is also exposed to risks related to international operations. While we purchase our products primarily in the markets we serve (for example, products for US customers are sourced in the US), our vendor partners manufacture or purchase a significant portion of the products we sell outside of the US, primarily in Asia. Political, social or economic instability in Asia, or in other regions in which our vendor partners purchase or manufacture the products we sell, could cause disruptions in trade, including exports to the US. Other events related to international activities that could cause disruptions to our supply chain include:

- the imposition of additional trade law provisions or regulations, the adoption or expansion of trade restrictions, including new or expanded economic sanctions in response to the ongoing conflicts between Russia and Ukraine and in Venezuela and the Middle East;

- the imposition of additional duties, tariffs and other charges on imports and exports, including any resulting retaliatory tariffs or charges and any reductions in the production of products subject to such tariffs and charges;

- foreign currency fluctuations; and

- restrictions on the transfer of funds.

We cannot predict whether the countries in which the products we sell, or any components of those products, are purchased or manufactured will be subject to new or additional trade restrictions or sanctions imposed by the United States or foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, embargoes, sanctions, safeguards and customs restrictions against the products we sell, could increase the cost or reduce the supply of product available to us and adversely affect our business, results of operations or cash flows. In addition, our supply chain and our cost of goods also may be negatively impacted by unanticipated price increases due to factors such as inflation, including wage inflation, or to supply restrictions beyond our control or the control of our suppliers.

Failure to provide high quality services to our clients could adversely affect our reputation, brand, business, results of operations or cash flows.

Our services include end-to-end technical configuration services related to the design, configuration, and implementation of IT solutions as well as warranties. In addition, we deliver and manage mission critical software, systems and network solutions for our customers. We also offer certain services, such as asset assessment, implementation, maintenance, and disposal services, to our customers through various third-party service providers engaged to perform these services on our behalf. If we or our third-party service providers fail to provide high quality services to our customers or such services result in an unplanned disruption of our customers' businesses, this could, among other things, result in legal claims and proceedings and liability for us. As we expand our services and solutions offerings and provide increasingly complex services and solutions, we may be exposed to additional operational, regulatory and other risks. We could also incur liability for failure to comply with the rules and regulations applicable to new services and solutions we provide to our customers. The occurrence of any such failure could adversely affect our reputation, brand, business, results of operations or cash flows.

General economic and political conditions, including unfavorable conditions in a business or industry sector, may lead our clients to delay or forgo investments in IT hardware, software and services.

Our business has been affected by and continues to be subject to changes in economic conditions that are outside of our control, including reductions in business investment, loss of consumer confidence, and fiscal uncertainty. Weak economic conditions generally or any broad-based reduction in IT spending would further adversely affect our business, operating results and financial condition. A prolonged slowdown in the global economy, including the possibility of recession or financial market instability or similar crisis, or in a business or industry sector, or the tightening of credit markets, could cause our clients to have difficulty accessing capital and credit sources, delay contractual payments, or delay or forgo decisions to upgrade or add to their existing IT environments, license new software or purchase products or services (particularly with respect to discretionary spending for hardware, software and services). For example, our customers exercised greater caution and selectivity with their short-term IT investment plans during 2024, which resulted in lower than anticipated sales across our customer base. Such events have in the past had and may in the future have a material adverse effect on our business, financial condition and results of operations. Economic or industry downturns could result in longer payment cycles, increased collection costs and defaults in excess of our expectations. A significant deterioration in our ability to collect on accounts receivable could also impact the cost or availability of financing under our credit facility.

Moreover, an adverse change in government spending policies (such as budget cuts or limitations or temporary shutdowns of government operations), shifts in budget priorities or reductions in revenue levels, could cause our Public Sector Solutions customers to reduce or delay their purchases or to terminate or not renew their contracts with us, which could adversely affect our business, results of operations or cash flows. These possible actions or the adoption of new or modified procurement regulations or practices could have a material adverse effect on our business, financial position and results of operations.

Worldwide economic conditions and market volatility as a result of political leadership in certain countries and other disruptions to global and regional economies and markets, including continuing increases in inflation and interest rates, the possibility of recession, or financial market instability, may impact future business activities. External factors, such as potential terrorist attacks, acts of war, geopolitical and social turmoil or epidemics and other similar outbreaks in many parts of the world, could prevent or hinder our ability to do business, increase our costs and negatively affect our stock price. For example, as discussed in our prior Form 10-K and Form 10-Q filings, our operations were impacted by the COVID-19 pandemic and its related economic challenges. If, for example, a new health epidemic or outbreak were to occur, we likely would experience broad and varied impacts, including potentially to our workforce and supply chain, with inflationary pressures and increased costs, schedule or production delays, market volatility and other financial impacts. More generally, geopolitical, social and economic conditions could result in increased volatility in the United States and worldwide in financial markets and in the economy, as well as other adverse impacts. For example, on February 24, 2022, Russian forces launched significant military actions against Ukraine, and sustained conflict and disruption in the region remains ongoing. Potential impacts related to the conflict include further market disruptions, including significant volatility in commodity prices, credit and capital markets, supply chain and logistics disruptions, adverse global economic conditions resulting from escalating domestic and geopolitical tensions, volatility and fluctuations in foreign currency exchange rates and interest rates, inflationary pressures on raw materials and heightened cybersecurity threats, all of which could adversely impact our business.

We acquire a majority of our products for resale from a limited number of vendors. The loss of any one of these vendors could have a material adverse effect on our business.

We acquire a majority of our products for resale from a limited number of vendors. The loss of any one of these vendors could have a material adverse effect on our business. We acquire products for resale both directly from manufacturers and increasingly indirectly through distributors and other sources. Although we purchase from a diverse vendor base, product purchases from TD Synnex Corporation, Ingram Micro, Inc., and Microsoft Corporation accounted for approximately 25%, 21%, and 13%, respectively, of our total product purchases in 2025. No other singular vendor supplied more than 10% of our total product purchases in the year 2025. If we are unable to acquire products, or if we experienced a change in business relationship with any of these vendors, we could experience a short-term disruption in the availability of products, and such disruption could have a material adverse effect on our results of operations and cash flows.

Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 16%, 13%, and 12%, respectively, of our total product purchases in 2025. No other singular product manufacturer produced more than 10% of our total product purchases in the year 2025. We believe that in the event we experience either a short-term or permanent disruption of supply of Microsoft Corporation, HP Inc., or Dell Inc. products, such disruption would likely have a material adverse effect on our results of operations and cash flows.

We typically do not have long-term contracts with our vendor partners. As such, substantially all of these arrangements with partners are easily terminable, and there can be no assurance that manufacturers and publishers will continue to sell or will not limit or curtail the availability of their product to resellers like us. Most of our product vendors provide us with trade credit, of which the amount outstanding at December 31, 2025 was $338.2 million. Termination, interruption, or contraction of relationships with our vendors, including a reduction in the level of trade credit provided to us, could have a material adverse effect on our financial position.

Some product manufacturers either do not permit us to sell the full line of their products or limit the number of product units available to national solutions providers such as us. An element of our business strategy is to continue increasing our participation in first-to-market purchase opportunities. The availability of certain desired products, especially in the direct marketing channel, has been constrained in the past due to these limits imposed by product manufacturers. We could experience a material adverse effect to our business if we are unable to source first-to-market purchases or similar opportunities, or if significant availability constraints reoccur.

Virtualization of IT resources and applications, including networks, servers, applications, and data storage may disrupt or alter our traditional distribution models.

Our customers can access, through a cloud-based platform, business-critical solutions without the significant initial capital investment required for dedicated infrastructure. Growing demand for the development of cloud-based and other virtual services including SaaS, IaaS, PaaS, DaaS, and other emerging technologies, including IoT and AI, may reduce the demand for products and services we sell to our customers. Cloud offerings may influence our customers to move workloads to cloud providers, which may reduce the procurement of products and services from us. Changes in the IT industry may also affect the demand for our advanced professional and managed services. We have invested a significant amount of capital in our strategy to provide certain products and services, and this strategy may adversely impact our financial position due to competition or changes in the industry or improper focus or selection of the products and services we decide to offer. If we fail to react in a timely manner to such changes, our results of operations may be adversely affected. Our sales can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our results of operations.

The methods of distributing IT products are changing, and such changes may negatively impact us and our business.

The manner in which IT hardware and software is distributed and sold is changing, and new methods of distribution and sale have emerged, including distribution through cloud-based and other virtual solutions. In addition, hardware and software manufacturers have sold, and may intensify their efforts to sell, their products directly to end users. From time to time, certain manufacturers have instituted programs for the direct sales of large order quantities of hardware and software to certain major corporate accounts. These types of programs may continue to be developed and used by various manufacturers. Some of our vendors, including Apple, Dell Inc., HP Inc., and Lenovo, currently sell some of their products directly to end users and have stated their intentions to increase the level of such direct sales. In addition, manufacturers may attempt to increase the volume of software products distributed electronically to end users. An increase in the volume of products sold through or used by consumers of any of these competitive programs, or our inability to effectively adapt our business to increased electronic distribution of products and services to end users could have a material adverse effect on our results of operations.

We depend heavily on third-party shippers to deliver our products to customers and would be adversely affected by a service interruption by these shippers.

Many of our customers elect to have their purchases shipped by an interstate common carrier, such as United Parcel Service, Inc., or UPS, or FedEx Corporation. A strike or other interruption in service, including, among other things, inclement weather experienced could adversely affect our ability to market or deliver products to customers on a timely basis.

We may experience increases in shipping and postage costs, which may adversely affect our business if we are not able to pass such increases on to our customers.

Shipping costs are a significant expense in the operation of our business. Increases in postal or shipping rates could significantly impact the cost of shipping customer orders and mailing our catalogs. Postage prices and shipping rates increase periodically, and we have no control over future increases. We have a long-term contract with UPS and believe that we have negotiated favorable shipping rates with our carriers. While we generally invoice customers for shipping and handling charges, we may not be able to pass on to our customers the full cost, including any future increases in the cost, of commercial delivery services, which would adversely affect our business.

We may experience a reduction in the incentive programs offered to us by our vendors.

Some product manufacturers and distributors provide us with incentives such as supplier reimbursements, payment discounts, price protection, rebates, and other similar arrangements. The increasingly competitive technology reseller market has already resulted in the following:

- reduction or elimination of some of these incentive programs;

- more restrictive price protection and other terms; and

- reduced advertising allowances and incentives.

Many product suppliers provide us with advertising allowances, and in exchange, we feature their products on our website and in other marketing vehicles. These vendor allowances, to the extent that they represent specific reimbursements of incremental and identifiable costs, are offset against SG&A expenses. Advertising allowances that cannot be associated with a specific program funded by an individual vendor or that exceed the fair value of advertising expense associated with that program are classified as offsets to cost of sales or inventory. In the past, we have experienced a decrease in the level of vendor consideration available to us from certain manufacturers. The level of such consideration we receive from some manufacturers may decline in the future. Such a decline could decrease our gross profit and have a material adverse effect on our earnings and cash flows.

Should our financial performance not meet expectations, we may be required to record a significant charge to earnings for impairment of goodwill and other intangibles.

We test goodwill for impairment each year and more frequently if potential impairment indicators arise. Although the fair value of our Enterprise Solutions and Business Solutions reporting units exceeded their carrying value at our annual impairment test, should the financial performance of a reporting unit not meet expectations due to the economy or otherwise, we would likely adjust downward expected future operating results and cash flows. Such adjustment may result in a determination that the carrying value of goodwill and other intangibles for a reporting unit exceeds its fair value. This determination may in turn require that we record a significant non-cash charge to earnings to reduce the $73.6 million aggregate carrying amount of goodwill held by our Enterprise Solutions and Business Solutions reporting units, resulting in a negative effect on our results of operations.

We are exposed to inventory obsolescence due to the rapid technological changes occurring in the IT industry.

The market for IT products is characterized by rapid technological change and the frequent introduction of new products and product enhancements. Our success depends in large part on our ability to identify and market products that meet the needs of customers in that marketplace. In order to satisfy customer demand and to obtain favorable purchasing discounts, we have and may continue to carry increased inventory levels of certain products. By doing so, we are subject to the increased risk of inventory obsolescence. Also, in order to implement our business strategy, we intend to continue, among other things, placing larger than typical inventory stocking orders of selected products and increasing our participation in first-to-market purchase opportunities. We may also, from time to time, make large inventory purchases of certain end-of-life products, which would increase the risk of inventory obsolescence. In addition, we sometimes acquire special purchase products without return privileges. For these and other reasons, we may not be able to avoid losses related to obsolete inventory. Manufacturers have limited return rights and have taken steps to reduce their inventory exposure by supporting "configure-to-order" programs authorizing distributors and resellers to assemble computer hardware under the manufacturers' brands. These actions reduce the costs to manufacturers and shift the burden of inventory risk to resellers like us, which could negatively impact our business.

We are exposed to accounts receivable risk and if customers fail to timely pay amounts due to us, our results of operations and/or cash flows could be adversely affected.

We extend credit to our customers for a significant portion of our net sales, typically on 30-day payment terms. We are subject to the risk that our customers may not pay for the products they have purchased or may pay at a slower rate than we have historically experienced. This risk is heightened during periods of global or industry-specific economic downturn or uncertainty, during periods of rising interest rates or, in the case of public sector customers, during periods of budget constraints. Any significant deterioration in our customers' credit quality could, therefore, have a material adverse effect on our business, results of operations and financial condition.

Customer default risk is influenced by a number of factors outside of our control, including our customers' financial strength, overall demand for our customers' products and general macroeconomic conditions. Customers may also initiate payment disputes, including as a result of dissatisfaction with the product, IT solution or service they have purchased from us. We have established provisions for losses of receivables. However, actual losses on customer receivables could differ from those that we currently anticipate and, as a result, we may have to increase our provisions which may have a material adverse effect on our results of operations and financial condition.

We are dependent on key personnel and, more generally, skilled personnel in all areas of our business and the loss of key persons or the inability to attract, train and retain qualified personnel could adversely impact our business.

Our future performance will depend to a significant extent upon the efforts and abilities of our senior executives and other key management personnel. The current environment for qualified management personnel in the computer products industry is very competitive, and the loss of service of one or more of these persons could have an adverse effect on our business. Our success and plans for future growth will also depend on our ability to hire, train, and retain skilled personnel in all areas of our business, especially sales representatives and technical support personnel. Our inability to hire, retain, train and redeploy our professionals to successfully drive our business and keep up with ever-changing technologies, could limit our ability to meet our customers' needs and attract new customers and jeopardize our competitive position. In addition, we may face wage inflation in the future, in particular due to the strong competition for qualified personnel in our sector. Failure to pass on these cost increases to our customers or mitigate the increase in wages by increasing our operational efficiency could have a material adverse effect on our profitability and results of operations.

Risks Related to Our Technology, Data and Intellectual Property

Cyberattacks or the failure to safeguard personal information and our IT systems could result in liability and harm our reputation, which could adversely affect our business.

Our business is heavily dependent upon IT networks and systems. We have experienced attacks and attempted attacks that have generally been in the form of active intrusion attempts from the Internet, passive vulnerability mapping from the Internet, and internal malware and or phishing attempts delivered through user actions. Future internal or external attacks on our networks and systems could disrupt our normal operations centers and impede our ability to provide critical products and services to our customers and clients, subjecting us to liability under our contracts and damaging our reputation.

Our business also involves the use, storage and transmission of proprietary information and sensitive or confidential data, including personal information about our employees, our clients and customers of our clients. While we take measures to protect the security of, and prevent unauthorized access to, our systems and personal and proprietary information, the security controls for our systems, as well as other security practices we follow, may not prevent improper access to, or disclosure of, personally identifiable or proprietary information. Furthermore, the evolving nature of threats to data security, in light of new and sophisticated methods used by threat actors, including computer viruses, malware, phishing, misrepresentation, social engineering, and forgery, make it increasingly challenging to anticipate and adequately mitigate these risks. The risk of cyber incidents could also be increased by cyberwarfare in connection with the ongoing conflicts between Russia and Ukraine and in the Middle East, including potential proliferation of malware from the conflict into systems unrelated to the conflict.

Breaches in security could expose us, our supply chain, our customers or other individuals to significant disruptions, a risk of public disclosure, loss or misuse of this information. Security breaches could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, as well as the loss of existing or potential customers and damage to our brand and reputation. Moreover, media or other reports of perceived vulnerabilities in our network security or perceived lack of security within our environment, even if inaccurate, could adversely impact our reputation and materially impact our business. The cost and operational consequences of implementing further data protection measures could be significant. Such breaches, costs and consequences could adversely affect our business, results of operations, or cash flows.

Our business could be materially adversely affected by system failures, interruption, integration issues, or security lapses of our IT systems or those of our third-party providers.

Our ability to effectively manage our business depends significantly on our information systems and infrastructure as well as, in certain instances those of our business partners and third-party providers. The failure of our current systems to operate effectively or to integrate with other systems, including integration of upgrades to better meet the changing needs of our customers, could result in transaction errors, processing inefficiencies, and the loss of sales and customers. In addition, cybersecurity threats are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to company or customer data, denial of service attacks, the processing of fraudulent transactions, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. In our case, these attacks and attempted attacks have generally been in the form of active intrusion attempts from the Internet, passive vulnerability mapping from the Internet, and internal malware and or phishing attempts delivered through user actions. Although we have in place various processes, procedures, and controls to monitor and mitigate these threats, these measures may not be sufficient to prevent a material security threat or mitigate these risks for our customers. If any of these events were to materialize, they could lead to disruption of our operations or loss of sensitive information as well as subject us to regulatory actions, litigation, or damage to our reputation, and could have a material adverse effect on our financial position, results of operations, and cash flows. Similar risks exist with respect to our business partners and third-party providers. As a result, we are subject to the risk that the activities of our business partners and third-party providers may adversely affect our business even if an attack or breach does not directly impact our systems.

We use AI in our business, as do certain of our business partners, and challenges with properly managing its use could result in reputational harm, competitive harm, significant unexpected expenses and legal liability, which may adversely affect our results of operations.

Our business utilizes AI and machine learning technologies, which are offered by third parties, to add AI-based applications to our offerings. Our offerings utilize machine learning algorithms, predictive analytics, and other AI technologies. If these AI or machine learning models are incorrectly designed, the performance of our products, services, and business, as well as our reputation, could suffer or we could incur liability through the violation of laws or contracts to which we are a party. If we fail to deploy AI as intended, our competitors may incorporate AI technology into their products or services more successfully than we do, which may impair our ability to effectively compete in the market. In addition, market acceptance of AI and machine learning technologies is uncertain.

Additionally, we are making, and plan to make in the future, investments in adopting AI and machine learning technologies across our business. As a result, the integration of AI into our operations may not be successful despite expending significant time and monetary resources to attempt to do so. Our investments in deploying such technologies may be substantial and may be more expensive than anticipated.

As with many technological innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. Uncertainty in the legal regulatory regime relating to AI may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws governing AI. For example, on October 30, 2023, the Biden administration issued an Executive Order to, among other things, establish extensive new standards for AI safety and security. Other jurisdictions may decide to adopt similar or more restrictive legislation that may render the use of such technologies challenging. These obligations may make it harder for us to conduct our business using AI, lead to regulatory fines or penalties, require us to change our product offerings or business practices, or prevent or limit our use of AI. If we cannot use AI, or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage. Any of these factors could adversely affect our business, financial condition, and results of operations.

We are reliant on the continued development of electronic commerce and Internet infrastructure development to grow our overall sales.

We continue to have increasing levels of sales made through our e-commerce sites. The online experience for our clients continues to improve, but the competitive nature of the e-commerce channel also continues to increase. Growth of our overall sales is dependent on customers continuing to expand their online purchases in addition to traditional channels to purchase products and services. We cannot accurately predict the rate at which online purchases will expand.

Our success in growing our Internet business will depend in large part upon our development of an increasingly sophisticated e-commerce experience and infrastructure. Increasing customer sophistication requires that we provide additional website features and functionality in order to be competitive in the marketplace and maintain market share. We will continue to iterate our website features, but we cannot predict future trends and required functionality or our adoption rate for customer preferences. As the number of online users continues to grow, such growth may impact the performance of our existing Internet infrastructure, which would adversely impact our business.

We could experience Internet and other system failures which would interfere with our ability to process orders.

We depend on the accuracy and proper use of our management information systems, including our telephone system. Many of our key functions depend on the quality and effective utilization of the information generated by our management information systems, including our ability to:

- purchase, sell, and ship products efficiently and on a timely basis;

- manage inventory and accounts receivable collection; and

- maintain our operations.

Our management information systems require continual upgrades to effectively manage our operations and customer database. Although we maintain some redundant systems, with full data backup, a significant component of our computer and telecommunications hardware is located in a single facility in New Hampshire, and a substantial interruption in our management information systems or in our telephone communication systems, including those resulting from extreme weather and natural disasters, as well as power loss, telecommunications failure, or similar events, would substantially hinder our ability to process customer orders and thus could have a material adverse effect on our business.

Privacy concerns with respect to list development and maintenance may materially adversely affect our business.

We mail catalogs and other promotional materials to names in our customer database and to potential customers whose names we obtain from rented or exchanged mailing lists. Public concern regarding the protection of personal information has subjected the rental and use of customer mailing lists and other customer information to increased scrutiny. Legislation enacted limiting or prohibiting the use of rented or exchanged mailing lists could negatively affect our business.

Risks Related to Regulatory and Legal Matters

We are exposed to risks from legal proceedings and audits, which may result in substantial costs and expenses or interruption of our normal business operations.

We are party to various legal proceedings that arise in the ordinary course of our business, which include commercial, employment, tort and other litigation.

We are subject to intellectual property infringement claims against us from time to time in the ordinary course of our business, either because of the products and services we sell or the business systems and processes we use to sell such products and services, in the form of cease-and-desist letters, licensing inquiries, lawsuits and other communications and demands. In our industry, such intellectual property claims have become more frequent as the complexity of technological products and the intensity of competition in our industry have increased. Increasingly, many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenue, but we may also be subject to demands from inventors, competitors or other patent holders who may seek licensing revenue, lost profits and/or an injunction preventing us from engaging in certain activities, including selling certain products or services.

We also are subject to proceedings, investigations and audits by federal, state, international, national, provincial and local authorities, including as a result of our sales to governmental entities. We also are subject to audits by various vendor partners and large customers, including government agencies, relating to purchases and sales under various contracts. In addition, we are subject to indemnification claims under various contracts.

Current and future litigation, infringement claims, governmental proceedings and investigations, audits or indemnification claims that we face may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. In addition, these matters could lead to increased costs or interruptions of our normal business operations. Litigation, infringement claims, governmental proceedings and investigations, audits or indemnification claims involve uncertainties and the eventual outcome of any such matter could adversely affect our business, results of operations or cash flows.

The failure to comply with our public sector contracts could result in, among other things, fines or liabilities.

Revenues from the Public Sector Solutions segment are derived from sales to federal, state, and local government departments and agencies, as well as to educational institutions, through various contracts and open market sales. Government contracting is a highly regulated area. Noncompliance with government procurement regulations or contract provisions could result in civil, criminal, and administrative liability, including substantial monetary fines or damages, termination of government contracts, and suspension, debarment, or ineligibility from doing business with the government. Our current arrangements with these government agencies allow them to cancel orders with little or no notice and do not require them to purchase products from us in the future. The effect of any of these possible actions by any government department or agency could adversely affect our financial position, results of operations, and cash flows.

We face uncertainties relating to the collection of state sales and use tax.

We collect and remit sales and use taxes in states in which we have either voluntarily registered or have a physical presence. Various states have sought to impose on direct marketers the burden of collecting state sales and use taxes on the sales of products shipped to their residents. Many states have adopted rules that require companies and their affiliates to register in those states as a condition of doing business with those state agencies. Our three sales companies are registered in substantially all states, however, if a state were to determine that our earlier contacts with that state exceeded the constitutionally permitted contacts, the state could assess a tax liability relating to our prior year sales.

Risks Related to Our Common Stock

Our common stock price may be volatile and may decline regardless of our operating performance, and holders of our common stock could lose a significant portion of their investment.

The market price for our common stock may be volatile. Our stockholders may not be able to resell their shares of common stock at or above the price at which they purchased such shares, due to fluctuations in the market price of our common stock, which may be caused by a number of factors, many of which we cannot control, including the risk factors described in this Annual Report on Form 10-K and the following:

- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of securities analysts to maintain coverage of our common stock;

- downgrades by any securities analysts who follow our common stock;

- future sales of our common stock by our officers, directors and significant stockholders;

- market conditions or trends in our industry or the economy as a whole;

- investors' perceptions of our prospects;

- announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

- changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in our industry. In the past, securities class action litigation has followed periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock and depress our stock price.

We are controlled by one principal stockholder.

Patricia Gallup, our principal stockholder, beneficially owned or controlled, in the aggregate, approximately 55% of the outstanding shares of our common stock as of December 31, 2025. Because of her beneficial stock ownership, the stockholder can continue to elect the members of the Board of Directors and decide all matters requiring stockholder approval at a meeting or by a written consent in lieu of a meeting. Similarly, such stockholder can control decisions to adopt, amend, or repeal our charter and our bylaws, or take other actions requiring the vote or consent of our stockholders and prevent a takeover of us by one or more third parties, or sell or otherwise transfer their stock to a third party, which could deprive our stockholders of a control premium that might otherwise be realized by her in connection with an acquisition of our Company. Such control may result in decisions that are not in the best interest of our unaffiliated public stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have established processes, procedures, and controls to identify, manage, assess, and mitigate material risks from cybersecurity threats which are designed to help protect our information assets and operations from internal and external cyber threats by understanding and seeking to manage risk while ensuring business resiliency, protecting employee and customer information from unauthorized access or attack, and securing our networks, systems, devices, products, and services, or our Cybersecurity Risk Mitigation Practices. We conduct tests on our systems and incident simulations to help discover potential vulnerabilities and ensure the effectiveness of our Cybersecurity Risk Mitigation Practices. We engage external parties, including consultants, independent privacy assessors, computer security firms, and risk management and governance experts, to enhance our cybersecurity oversight. We also regularly consult with industry groups on emerging industry trends. In order to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers, we have a third-party risk management program designed to help protect against the misuse of information technology by third parties and business partners.

As of the date of this Annual Report Form 10-K, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, as discussed under "Item 1A. Risk Factors," specifically the risks titled "Cyberattacks or the failure to safeguard personal information and our IT systems could result in liability and harm our reputation, which could adversely affect our business" and "Our business could be materially adversely affected by system failures, interruption, integration issues, or security lapses of our IT systems or those of our third-party providers," the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. Accordingly, no matter how well our controls are designed or implemented, we will not be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

Cybersecurity Governance and Oversight

Our Cybersecurity Risk Mitigation Practices are managed on a day-to-day basis by members of our Information Security Steering Committee, or the Committee, and are overseen by our Board of Directors. The Committee is composed of senior management, including our Chief Information Officer and Chief Financial Officer, and senior vice presidents from various areas of the organization including IT, compliance, legal, operations and human resources, including the Vice President of Information Security and Compliance. The Vice President of Information Security and Compliance has over 40 years of IT experience and is a certified information systems security professional. The Chief Information Officer has over 10 years of experience managing cybersecurity, data protection, and incident management teams, and over 20 years of experience managing compliance and regulatory processes and controls.

As part of the administration of our Cybersecurity Risk Mitigation Practices, the Committee is tasked with managing and mitigating our exposure to cybersecurity threats, creating our cybersecurity policies, and establishing short and long-term cybersecurity goals and objectives that are designed to protect our information systems. The Committee is also responsible for planning ordinary course security projects and initiatives aimed at ensuring that our organizational leaders are informing our employees about our cybersecurity policies and about cybersecurity basic practices. On a periodic basis, the Committee meets to review the performance and effectiveness of our Cybersecurity Risk Mitigation Practices.

Members of the Committee will present the results of the periodic performance and effectiveness review to our Board of Directors, who oversee our risk management processes directly and through its committees. These results, along with other cybersecurity topics including updates on previously identified material cybersecurity threats or incidents, are presented at regularly scheduled meetings. Members of the Committee will also notify our Board of Directors between such meetings regarding significant new or updates to ongoing cybersecurity threats or incidents.

Item 2. Properties

In December 1997, we entered into a lease agreement for our corporate headquarters located at 730 Milford Road, Merrimack, New Hampshire 03054-4631, with an affiliated company, G&H Post, which is related to us through common ownership, or the Merrimack lease. The Merrimack lease was most recently amended in May 2014 to, among other things, extend the expiration date of the lease to November 2023. We have continued to occupy our corporate headquarters following the expiration of the lease and make rent payments to G&H Post in the amount provided for in the amended Merrimack lease. We have also continued to pay the real estate taxes, insurance, and common area maintenance charges which were required under the Merrimack lease. It is our intention to enter into a written, long-term lease for this facility.

We also entered into a lease for an office facility adjacent to our corporate headquarters in August 2008 from the same affiliated company, G&H Post, or the Second Merrimack lease, which is used by our Public Sector Solutions Segment. The Second Merrimack lease included an initial term of ten years and provided us two options to extend the term of the Second Merrimack lease each for an additional two years. We exercised both options to extend the Second Merrimack lease, extending the lease until July 2022. Following the expiration of the Second Merrimack lease, we have continued to occupy the office facility adjacent to our corporate headquarters and make rent payments to G&H Post in the amount provided for in the Second Merrimack lease. We also have continued to pay the real estate taxes, common area maintenance charges, and insurance premiums which were required under the Second Merrimack lease. It is our intention to enter into a written, long-term lease for this facility.

We lease a facility in Wilmington, Ohio, which houses our distribution and order fulfillment operations and services all three of our operating segments. We also operate sales and support offices throughout the United States and lease facilities at these locations. These leased facilities are utilized by all three of our operating segments. Leasehold improvements associated with these properties are amortized over the terms of the leases or their useful lives, whichever is shorter. We believe that our physical properties will be sufficient to support our anticipated needs through the next twelve months and beyond.

Item 3. Legal Proceedings

From time to time and in the ordinary course of business, we are subject to various legal proceedings and claims. While we are unable to predict the outcome of these matters, we do not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on our overall financial condition, results of operations, or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock commenced trading on March 3, 1998, on the Nasdaq Global Select Market and trades today under the symbol "CNXN". As of February 13, 2026, there were 25,198,472 shares of our common stock outstanding, held by approximately 36 stockholders of record. This figure does not include an estimate of the number of beneficial holders whose shares are held of record by brokerage firms.

Dividends

The following table summarizes our 2025 quarterly dividends paid (in millions, except per share data):

Dividend per Share	Declaration Date	Record Date	Payment Date	Total Dividend
$ 0.15	February 4, 2025	February 25, 2025	March 14, 2025	$ 3.9
$ 0.15	April 29, 2025	May 13, 2025	May 30, 2025	$ 3.8
$ 0.15	July 29, 2025	August 12, 2025	August 29, 2025	$ 3.8
$ 0.15	October 28, 2025	November 11, 2025	November 28, 2025	$ 3.8

On February 4, 2026, we announced that our Board of Directors declared a quarterly cash dividend on our common stock of $0.20 per share. The dividend will be paid on March 6, 2026 to all stockholders of record as of the close of business on February 17, 2026. The declaration and payment of any future dividends is at the discretion of our Board of Directors and will depend upon our financial position, strategic plans, general business conditions and any other factors deemed relevant by our Board of Directors.

Share Repurchase Authorization

Repurchases under our stock repurchase program are made from time to time at management's discretion in accordance with applicable federal securities laws. All repurchases of our common stock have been recorded as treasury stock. The following table summarizes information relating to purchases of common stock made by or on our behalf during the quarter ended December 31, 2025 (dollars in thousands, except per share data):

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands) (1)(2)
10/01/25-10/31/25	110,285	$ 60.43	110,285	$ 37,607
11/01/25-11/30/25	61,469	$ 57.97	61,469	$ 34,044
12/01/25-12/31/25	7,481	$ 59.10	7,481	$ 33,602
	179,235	$ 59.53	179,235	

(1) As of December 31, 2025, we have repurchased in the aggregate approximately 4.1 million shares of our common stock for approximately $136.4 million pursuant to the repurchase program approved by our Board of Directors.

(2) On March 28, 2001, we announced that our Board of Directors authorized the spending of up to $15.0 million to repurchase shares of our common stock. On each of February 11, 2014, December 17, 2018, November 22, 2022, May 1, 2024, April 30, 2025, and February 4, 2026, our Board of Directors approved increases of $15.0 million, $25.0 million, $25.0 million, $40.0 million, $50.0 million, and $50.0 million, respectively, to the repurchase program bringing the aggregate authorized amount under the repurchase program to $220.0 million.

There is no fixed termination date for this repurchase program. Purchases may be made in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. The timing and amount of any share repurchases will be based on market conditions and other factors.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares our annual percentage change in cumulative total return on shares of our common stock over the past five years with the cumulative total return of companies comprising the NASDAQ Composite Index and the NASDAQ US Benchmark TR Index. This presentation assumes that $100 was invested in shares of the relevant issuers on December 31, 2020, and that dividends received were immediately invested in additional shares of our common stock. The graph plots the value of the initial $100 investment at one-year intervals for the fiscal years shown. Measurement points are December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023, December 31, 2024, and December 31, 2025.



Company Name / Index	Base Period December 31, 2020	Years Ended December 31,				
		2021	2022	2023	2024	2025
PC Connection, Inc.	$ 100.00	$ 93.75	$ 102.57	$ 147.95	$ 153.36	$ 129.07
Nasdaq Stock Market-Composite	$ 100.00	$ 122.18	$ 82.43	$ 119.22	$ 154.48	$ 187.14
Nasdaq US Benchmark TR Index	$ 100.00	$ 125.89	$ 101.05	$ 127.76	$ 159.03	$ 186.96

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, is intended to promote an understanding of our results of operations and financial condition. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes thereto included in Part II, Item 8 of this Annual Report on Form 10-K. This section discusses the results of operations for the year ended December 31, 2025 and year-to-year comparison between the year ended December 31, 2025 and the year ended December 31, 2024. Discussion of the year ended December 31, 2024 and the year-to-year comparison between the year ended December 31, 2024 and the year ended December 31, 2023 can be found in Part II, Item 7 "Management's Discussions and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024. Our MD&A also includes discussion of certain forward-looking trends and other statements that predict or anticipate future business or financial results that are subject to important factors that could cause our actual results to differ materially from those indicated. See "Cautionary Note Concerning Forward-Looking Statements" and "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

OVERVIEW

We are a Fortune 1000 Global Solutions Provider that simplifies IT, guiding the connection between people and technology. Our dedicated account managers partner with customers to design, deploy, and support cutting-edge IT environments using the latest hardware, software, and services. We provide a wide range of IT solutions, from the desktop to the cloud—including computer systems, data center solutions, security, AI, software and peripheral equipment, networking communications, and other products and accessories that we develop internally and secure from manufacturers, distributors, and other suppliers. Our TSSO and state-of-the-art ISO 9001:2015 SOC 2 Type 2 certified TIDC offer end-to-end services related to the design, configuration, and implementation of IT solutions. Our team also provides a comprehensive portfolio of managed services and professional services. These services are performed by our personnel and by third-party providers. Our GlobalServe offering ensures worldwide coverage for our multinational customers, delivering global procurement solutions through our network of in-country suppliers in over 150 countries.

The "Connection" brand includes Connection Enterprise Solutions, Connection Business Solutions, and Connection Public Sector Solutions, which provide IT solutions and services to enterprise, SMBs, and public sector markets.

Financial results for each of our segments are included in the financial statements attached hereto. We generate sales through (i) outbound inside sales and field sales contacts by sales representatives focused on the business, educational, healthcare, retail, manufacturing, and government markets, (ii) our websites, and (iii) direct responses from customers responding to our advertising media. We offer a broad selection of over 460,000 products at competitive prices, including products from vendors like Apple, Cisco, Dell Inc., HP Inc., Hewlett-Packard Enterprise, Intel, Lenovo, Microsoft Corporation, and VMware by Broadcom, and we partner with more than 1,600 suppliers. We are able to leverage our state-of-the art logistic capabilities to rapidly ship product to customers.

As a value-added reseller in the IT supply chain, we do not manufacture IT hardware or software products. We are dependent on our suppliers—manufacturers and distributors that historically have only sold to resellers rather than directly to end users. However, certain manufacturers have, on multiple occasions, sold or attempted to sell directly to our customers, and in some cases, have restricted our ability to sell their products directly to certain customers, thereby attempting to and, in some cases successfully, eliminate our role. We believe that the success of these direct sales efforts by manufacturers will depend on their ability to meet our customers' ongoing demands and provide solutions to meet their needs. We believe more of our customers are seeking out comprehensive and integrated IT solutions, rather than the ability to acquire specific IT products on a one-off basis. Our advantage is our ability to be product-neutral and provide a broader combination of products, services, and advice tailored to our customers' individual needs. By providing customers with customized solutions from a variety of manufacturers, we believe we can mitigate the negative impact of continued direct sales initiatives from individual manufacturers. Through the formation of our TSSO, we are able to provide customers complete IT solutions, from identifying their needs, to designing, developing, and managing the integration of products and services to implement their IT projects. Such service offerings carry higher margins than traditional product sales. Additionally, the technical certifications of our service engineers permit us to offer higher-end, more complex products that generally carry higher gross margins. We expect these service offerings and technical certifications to continue to play a role in sales generation and gross margin improvements in this competitive environment.

The primary challenges we continue to face in effectively managing our business are (1) increasing our product and service revenues while at the same time improving our gross margin in all three segments, (2) recruiting, retaining, and improving the productivity of our sales and technical support personnel, and (3) effectively controlling our SG&A expenses while making major investments in our IT systems and solution selling personnel, especially in relation to changing revenue levels.

To support future growth, we have invested and expect to continue to invest in our IT solutions business, which requires the addition of highly skilled service engineers. Although we expect to realize the ultimate benefit of higher-margin service revenues under this multi-year initiative, we believe that our cost of services will increase as we add additional service engineers. If our service revenues do not grow enough to offset the cost of these headcount additions, our operating results may be negatively impacted.

Market conditions and technology advances significantly affect the demand for our products and services. Virtual delivery of software products and advanced Internet technology providing customers enhanced functionality have substantially increased customer expectations, requiring us to invest on an ongoing basis in our own IT infrastructure to meet these new demands.

Our investments in IT infrastructure are designed to enable us to operate more efficiently and provide our customers enhanced functionality.

Trends and Key Factors Affecting our Financial Performance

- As the AI market continues to evolve, it is difficult to predict and forecast its potential impact on our business and results of operations in the future. We may be required to make significant investments to keep up with increasing competition surrounding AI. Additionally, potential issues with the AI products we sell could have an adverse effect on our business and results of operations in the future.

- Inflation due to, among other things, higher interest rates and the uncertain economic environment, impacts product costs and wages. The increased product costs and wages due to inflation may adversely affect our business, financial condition and results of operations. If product costs and wages increase significantly or for an extended period of time, we may not be able to adjust prices to sufficiently offset the effect of the various cost increases without negatively impacting customer demand.

- The Federal Reserve decreased interest rates in 2025, but it is uncertain whether interest rates will remain the same, decrease, or increase in 2026. Should we need to borrow in the future, we may be exposed to high interest rates. Additionally, if interest rates were to decrease, our interest income on our cash equivalents and short-term investments would also decrease.

- The impact of tariffs remains uncertain. If the economic impact of any imposed tariff is passed through to us by our vendors, our results of operations could be impacted.

- Changes in partner funding programs could change the amount of incentives received by us, which could impact our results of operations.

- The possibility of a U.S. Government shutdown could adversely impact our results of operations, particularly within our Public Sector Solutions segment.

KEY OPERATING METRIC

Gross Billings

We utilize key operating metrics to track and assess the performance of our business, including gross billings. Gross billings is the total dollar value of goods and services billed during the period, net of customer returns, credit memos, and any applicable sales or other taxes and includes agency fees, and freight. As certain transactions are recognized on a net basis, gross billings include amounts not recognized in net sales.

We use the gross billings operating metric for planning, forecasting, and evaluating the sales performance of our operating segments by providing insight into the total value of our business transactions. We believe that gross billings provides the same insight to investors.

The following table sets forth the gross billings for each of our operating segments and our consolidated entity (in millions):

| | Years Ended December 31, | | |
	2025	2024	2023
Gross billings			
Enterprise Solutions	$ 1,687.4	$ 1,558.7	$ 1,547.9
Business Solutions	1,691.5	1,632.1	1,601.7
Public Sector Solutions	755.2	836.1	823.3
Total gross billings	$ 4,134.1	$ 4,026.9	$ 3,972.9

RESULTS OF OPERATIONS

The following table sets forth information derived from our statements of income expressed as a percentage of net sales for the periods indicated (dollars in millions):

| | Years Ended December 31, | | |
	2025	2024	2023
Net sales	$ 2,872.7	$ 2,802.1	$ 2,850.6
Gross margin	18.8 %	18.6 %	18.0 %
Selling, general and administrative expenses	15.1 %	15.1 %	14.2 %
Income from operations	3.5 %	3.5 %	3.6 %

Net sales of $2,872.7 million in 2025 reflected an increase of $70.6 million compared to 2024, which was driven by higher net sales for our Enterprise Solutions and Business Solutions segments as shown in the table on page 34 of this Annual Report on Form 10-K. The increase in net sales was primarily driven by an increase in net sales of desktops of $53.5 million, as well as increase in net sales of advanced technology categories including software and servers/storage of $35.7 million and $15.3 million, respectively. These increases were partially offset by decreases in net sales of displays and sound, net/com products, and accessories of $22.4 million, $8.6 million, and $3.6 million, respectively, as shown in Note 2, "Revenue" to the consolidated financial statements. Gross profit increased year-over-year by $19.5 million as illustrated in the table and the discussion beginning on page 34 of this Annual Report on Form 10-K. Gross margin increased year-over-year by 20 basis points as shown in the above table. The increase in gross margin was primarily due to improved invoice margins in servers/storage, net/com products, and notebooks/mobility primarily as a result of higher-margin deals in the current year, combined with an increase in the amount of software sales recognized on a net basis as these sales are recognized in the financial statements at 100% margin. SG&A expenses as a percentage of net sales remained substantially the same year-over-year. Operating income as a percentage of net sales remained substantially the same year-over-year.

Sales Distribution

The following table sets forth our percentage of net sales by operating segment and product mix:

	Years Ended December 31,		
	2025	2024	2023
Operating Segment			
Enterprise Solutions	44 %	42 %	42 %
Business Solutions	38	38	38
Public Sector Solutions	18	20	20
Total	100 %	100 %	100 %
Product Mix			
Notebooks/Mobility	35 %	35 %	33 %
Desktops	12	11	9
Software	11	10	12
Servers/Storage	8	7	7
Net/Com Products	7	8	10
Displays and Sound	9	10	9
Accessories	11	12	11
Other Hardware/Services	7	7	9
Total	100 %	100 %	100 %

Gross Margins

The following table summarizes our overall gross margins, as a percentage of net sales, for the last three years:

	Years Ended December 31,		
	2025	2024	2023
Operating Segment			
Enterprise Solutions	14.5 %	15.2 %	14.9 %
Business Solutions	25.2	24.1	23.0
Public Sector Solutions	16.0	15.3	14.9
Total Company	18.8 %	18.6 %	18.0 %

Cost of Sales

Cost of sales includes the invoice cost of the product, direct employee and third-party cost of services, direct costs of packaging, inbound and outbound freight, and provisions for inventory obsolescence, adjusted for discounts, rebates, and other vendor allowances.

Operating Expenses

The following table reflects our most significant operating expenses for the last three years (dollars in millions):

| | Years Ended December 31, | | |
	2025	2024	2023
Personnel costs	$ 330.8	$ 320.6	$ 311.6
Marketing	24.8	25.1	22.4
Service contracts/subscriptions	26.0	24.5	21.0
Professional fees	15.4	12.9	12.9
Depreciation and amortization	11.7	13.0	12.7
Facilities operations	7.5	7.6	8.2
Credit card fees	6.1	6.7	6.7
Other	11.7	11.9	10.4
Total SG&A expense	$ 434.0	$ 422.3	$ 405.9
As a percentage of net sales	15.1 %	15.1 %	14.2 %

Severance expenses and other charges

During the years ended December 31, 2025, 2024, and 2023, we undertook actions to lower our cost structure. In connection with these initiatives, we incurred severance expenses and other charges of $6.0 million, $0.4 million, and $2.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. The severance expenses and other charges were primarily related to voluntary and involuntary reductions in the Company's workforce. Both the voluntary and involuntary reductions included cash severance and other related termination benefits. The majority of each of these costs are expected to be paid within a year of termination and any unpaid balances are included in accrued payroll on the consolidated balance sheets as of December 31, 2025.

YEAR-OVER-YEAR COMPARISONS

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Changes in net sales and gross profit by operating segment are shown in the following table (dollars in millions):

| | Years Ended December 31, | | | | | | |
| | 2025 | | 2024 | | | |
	Amount	% of Net Sales	Amount	% of Net Sales	$ Change	% Change
Net Sales:						
Enterprise Solutions	$ 1,282.4	44.6 %	$ 1,181.2	42.2 %	$ 101.2	8.6 %
Business Solutions	1,081.8	37.7	1,049.1	37.4	32.7	3.1
Public Sector Solutions	508.5	17.7	571.8	20.4	(63.3)	(11.1)
Total	$ 2,872.7	100.0 %	$ 2,802.1	100.0 %	$ 70.6	2.5 %
Gross Profit:						
Enterprise Solutions	$ 185.9	14.5 %	$ 180.0	15.2 %	$ 5.9	3.3 %
Business Solutions	272.1	25.2	252.4	24.1	19.7	7.8
Public Sector Solutions	81.3	16.0	87.4	15.3	(6.1)	(6.9)
Total	$ 539.3	18.8 %	$ 519.8	18.6 %	$ 19.5	3.8 %

Net sales increased by 2.5% to $2,872.7 million in 2025, as explained below:

- Net sales of $1,282.4 million for the Enterprise Solutions segment reflect an increase of $101.2 million, or 8.6% year-over-year, primarily due to increases in net sales of notebooks/mobility, desktops, servers/storage, accessories, software, and other hardware/services of $26.6 million, $21.8 million, $20.8 million, $20.4 million, $19.2 million, and $10.6 million, respectively. These increases were partially offset by decreases in net sales of displays and sound and net/com products of $12.2 million and $6.0 million, respectively.

- Net sales of $1,081.8 million for the Business Solutions segment reflect an increase of $32.7 million, or 3.1% year-over-year, primarily due to increases in net sales of desktops, notebooks/mobility, and software of $23.9 million, $23.5 million, and $15.7 million, respectively. These increases were partially offset by decreases in net sales of accessories and servers/storage of $16.4 million and $14.4 million, respectively.

- Net sales of $508.5 million for the Public Sector Solutions segment reflect a decrease of $63.3 million, or 11.1% year-over-year. The decrease was primarily driven by decreases in sales to state and local government and educational institutions of $40.0 million and sales to the federal government of $23.3 million. The decrease in net sales was primarily driven by decreases in net sales of notebooks/mobility, displays and sound, other hardware/services, and accessories of $50.7 million, $12.7 million, $8.9 million, and $7.7 million, respectively. These decreases were partially offset by increases in net sales of servers/storage and desktops of $9.0 million and $7.8 million, respectively.

Gross profit increased by 3.8% to $539.3 million in 2025, as explained below:

- Gross profit for the Enterprise Solutions segment increased by $5.9 million, or 3.3% year-over-year as referenced in the above table, primarily as a result of the increase in net sales as discussed in the preceding paragraph.

- Gross profit for the Business Solutions segment increased by $19.7 million, or 7.8% year-over-year as referenced in the above table, primarily as a result of improved invoice margins in notebooks/mobility primarily due to low-margin deals in the prior year.

- Gross profit for the Public Sector Solutions segment decreased by $6.1 million, or 6.9% year-over-year as referenced in the above table, primarily as a result of the decrease in net sales as discussed in the preceding paragraph.

Gross margin increased by 20 basis points to 18.8% in 2025, as explained below:

- Gross margin for the Enterprise Solutions segment decreased by 70 basis points compared to the prior year primarily due to a decrease in the amount of software sales recognized on a net basis, as well as reduced software agency fees.

- Gross margin for the Business Solutions segment increased by 110 basis points compared to the prior year primarily due to an increase in the amount of software sales recognized on a net basis.

- Gross margin for the Public Sector Solutions segment increased by 70 basis points compared to the prior year primarily due to an increase in the amount of software sales recognized on a net basis relative to total sales in the segment.

SG&A expenses in 2025 increased year-over-year in dollars but remained substantially the same as a percentage of net sales. SG&A expenses attributable to our three operating segments and the remaining unallocated Headquarters/Other expenses are summarized below (dollars in millions):

	Years Ended December 31,					
	2025		**2024**			
	Amount	**% of Segment Net Sales**	**Amount**	**% of Segment Net Sales**	**$ Change**	**% Change**
Enterprise Solutions	$ 150.4	11.7 %	$ 146.0	12.4 %	$ 4.4	3.0 %
Business Solutions	179.3	16.6	175.6	16.7	3.7	2.1
Public Sector Solutions	90.7	17.8	85.1	14.9	5.6	6.6
Headquarters/Other, unallocated	13.6		15.6		(2.0)	(12.9)
Total	$ 434.0	15.1 %	$ 422.3	15.1 %	$ 11.7	2.8 %

- SG&A expenses for the Enterprise Solutions segment increased in dollars but decreased as a percentage of net sales. The year-over-year increase in SG&A dollars was primarily attributable to increases in personnel costs and the use of shared Headquarter services of $4.1 million and $1.7 million, respectively, partially offset by a decrease in service contracts/subscriptions of $1.0 million. SG&A expenses as a percentage of net sales were 11.7% for the Enterprise Solutions segment for the year ended December 31, 2025, which reflects a decrease of 70 basis points and is primarily due to the increase in net sales discussed above.

- SG&A expenses for the Business Solutions segment increased in dollars but remained substantially the same as a percentage of net sales. The year-over-year increase in SG&A dollars was primarily attributable to an increase in the use of shared Headquarter services of $6.6 million, partially offset by decreases in personnel costs, other expenses, marketing, and credit card fees of $0.9 million, $0.8 million, $0.5 million, and $0.4 million, respectively.

- SG&A expenses for the Public Sector Solutions segment increased both in dollars and as a percentage of net sales. The year-over-year increase in SG&A dollars was primarily attributable to increases in the use of shared Headquarter services, professional fees, and other expenses of $3.3 million, $2.7 million, and $0.6 million, respectively, partially offset by a decrease in marketing of $0.7 million. SG&A expenses as a percentage of net sales were 17.8% for the Public Sector Solutions segment for the year ended December 31, 2025, which reflects an increase of 290 basis points and is primarily due to the decrease in net sales discussed above combined with the increase in SG&A expenses.

- SG&A expenses for the Headquarters/Other decreased by $2.0 million primarily due to an increase in the allocated amounts to the operating segments of $11.6 million and a decrease in depreciation and amortization of $1.2 million, partially offset by increases in personnel costs, service contracts/subscriptions, and marketing of $7.2 million, $2.3 million, and $1.2 million, respectively. The Headquarters/Other provides services to the three segments in areas such as finance, distribution center, human resources, IT, marketing, and product management. Most of the operating costs associated with such corporate Headquarters/Other services are charged to the segments based on their estimated allocation usage of the underlying services.

Severance expenses and other charges for the year ended December 31, 2025 were $6.0 million, compared to $0.4 million for the same period in the prior year. The severance expenses and other charges were related to voluntary and involuntary reductions in our workforce. Both the voluntary and involuntary reductions included cash severance and other related termination benefits.

Income from operations for the year ended December 31, 2025 increased to $99.3 million, compared to $97.1 million for the same period in the prior year, primarily due to increase in gross profit, partially offset by the increases in SG&A expenses and severance expenses and other charges, as discussed above. Income from operations as a percentage of net sales remained substantially the same for the year ended December 31, 2025, compared to the prior year.

Interest income, net for the year ended December 31, 2025 decreased to $14.4 million, compared to $18.7 million for the same period in the prior year, primarily due to a decrease in interest income of $4.4 million as a result of lower realized interest rates in the current year combined with lower cash equivalent and investment balances in the current year.

Other income for the year ended December 31, 2025 was $0.1 million as a result of a realized gain on sale of short-term investments, compared to $1.7 million for the same period in the prior year as a result of a legal settlement received.

Income taxes. Our provision for income taxes for the year ended December 31, 2025 was $30.0 million, compared to $30.4 million for the same period in the prior year. The decrease in our provision for income taxes was primarily due to the decrease in income before taxes, partially offset by a decreased benefit in stock-based compensation. Our effective tax rate was 26.4% for the year ended December 31, 2025, compared to 25.9% for the year ended December 31, 2024. The increase in our effective tax rate is primarily due to the decreased benefit in stock-based compensation.

Net income for the year ended December 31, 2025 decreased to $83.7 million, compared to $87.1 million for the same period in the prior year, primarily due to the decreases in interest income, net and other income, as discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Overview

Our primary sources of liquidity are internally generated funds from operations and short-term investments. We have historically used and expect to use in the future those funds to meet our capital requirements, which consist primarily of working capital for operational needs, capital expenditures for computer equipment and software used in our business, repurchases of common stock for treasury, dividend payments, and as opportunities arise, possible acquisitions of new businesses.

We believe that funds generated from operations and short-term investments will be sufficient to finance our working capital, capital expenditures, and other requirements for at least the next twelve calendar months and beyond such twelve calendar month period. Our investments in IT systems and infrastructure are designed to enable us to operate more efficiently and to provide our customers enhanced functionality.

We expect to meet our cash requirements for 2025 and beyond through a combination of cash on hand, short-term investments, and cash generated from operations, as follows:

- *Cash on Hand.* As of December 31, 2025, we had $193.2 million in cash and cash equivalents.

- *Short-term Investments*. As of December 31, 2025, we had $213.5 million in short-term investments.

- *Cash Generated from Operations*. We expect to generate cash flows from operations in excess of operating cash needs by generating earnings and managing net changes in inventories and receivables with changes in payables to generate positive cash flow.

Our ability to continue funding our planned growth, both internally and externally, is dependent upon our ability to generate sufficient cash flow from operations or to obtain additional funds through equity or debt financing, or from other sources of financing, as may be required. While we do not anticipate needing any additional sources of financing to fund our operations at this time, if demand for IT products declines, or our customers are materially adversely impacted by the developing macroeconomic trends characterized by inflation and increased interest rates, our cash flows from operations may be substantially affected. For additional discussion regarding the factors which may have a material adverse effect on our results of operations, see our discussion under "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Summary Sources and Uses of Cash

The following table summarizes our sources and uses of cash over the last three years (in millions):

	Years Ended December 31,		
	2025	**2024**	**2023**
Net cash provided by operating activities	$ 65.5	$ 173.9	$ 197.9
Net cash provided by (used in) investing activities	42.8	(115.3)	(160.2)
Net cash used in financing activities	(93.4)	(25.2)	(15.7)
Increase in cash and cash equivalents	$ 14.9	$ 33.4	$ 22.0

Cash provided by operating activities is summarized as follows (in millions):

	Years Ended December 31,		
	2025	**2024**	**Change**
Net income	$ 83.7	$ 87.1	$ (3.4)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11.7	13.0	(1.3)
Adjustments to credit losses reserve	1.9	1.9	—
Stock-based compensation expense	9.3	8.5	0.8
Deferred income taxes	4.8	(0.8)	5.6
Amortization of discount on short-term investments, net	0.6	(4.2)	4.8
Other adjustments	—	—	—
Changes in assets and liabilities:			
Accounts receivable	(38.4)	(6.5)	(31.9)
Inventories	(48.5)	29.1	(77.6)
Prepaid expenses and other current assets	(4.3)	2.7	(7.0)
Other non-current assets	(4.1)	0.6	(4.7)
Accounts payable	38.1	36.5	1.6
Accrued expenses and other liabilities	10.7	6.0	4.7
Net cash provided by operating activities	$ 65.5	$ 173.9	$ (108.4)

The decrease in net cash from operating activities of $108.4 million for the year ended December 31, 2025 was primarily attributable to changes in inventories and accounts receivable of $77.6 million and $31.9 million, respectively. The decrease in cash from operating activities attributable to inventories is primarily due to increased inventory purchases related to customer rollouts. The decrease in cash from operating activities attributable to accounts receivable is primarily driven by the timing of customer deliveries.

In order to manage our working capital and operating cash needs, we monitor our cash conversion cycle, defined as days of sales outstanding in accounts receivable plus days of supply in inventory minus days of purchases outstanding in accounts payable, based on a rolling three-month average. Components of our cash conversion cycle are as follows:

	December 31,	
(in days)	2025	2024
Days of sales outstanding (DSO)[1]	76	72
Days of supply in inventory (DIO)[2]	23	15
Days of purchases outstanding (DPO)[3]	(54)	(47)
Cash conversion cycle	45	40

(1) Represents the trade receivable at the end of the period divided by average daily net sales for the same three-month period.

(2) Represents the merchandise inventory balance at the end of the period divided by average daily cost of sales for the same three-month period.

(3) Represents the accounts payable balance at the end of the period divided by average daily cost of sales for the same three-month period.

The cash conversion cycle increased to 45 days for the quarter ended December 31, 2025, compared to 40 days for the quarter ended December 31, 2024, as evidenced in the above cash conversion table. The increase in DSO is primarily due to the increase in accounts receivable as of December 31, 2025 compared to December 31, 2024. The increase in DIO is primarily due to the increase in inventory as of December 31, 2025 compared to December 31, 2024. The increase in DPO is primarily due to the increase in accounts payable as of December 31, 2025 compared to December 31, 2024.

Cash provided by investing activities for the year ended December 31, 2025 consisted of $264.1 million of purchases of short-term U.S. Government treasury securities, $108.8 million of sales of U.S. Government treasury securities, $205.6 million of maturities of U.S. Government treasury securities, and $7.4 million of purchases of property and equipment. The property and equipment expenditures were primarily for computer equipment and capitalized internally-developed software in connection with investments in our IT infrastructure. Cash used in investing activities for the prior year consisted of $358.3 million of purchases of short-term U.S. Government treasury securities, $250.6 million of maturities of U.S. Government treasury securities, and $7.6 million of purchases of property and equipment.

Cash used in financing activities for the year ended December 31, 2025 consisted primarily of $0.7 million of aggregate borrowings and repayments under our credit facility, $76.3 million of treasury repurchases, $15.3 million of dividend payments, $1.2 million of issuances of stock under the 1997 Employee Stock Purchase Plan, and $3.0 million of payroll taxes on stock-based compensation through shares withheld. In the prior year period, financing activities consisted of $26.1 million of aggregate borrowings and repayments under our credit facility, $12.4 million of treasury repurchases, $10.5 million of dividend payments, $1.1 million of issuances of stock under the 1997 Employee Stock Purchase Plan, and $3.4 million of payroll taxes on stock-based compensation through shares withheld.

Debt Instruments, Contractual Agreements, and Related Covenants

Below is a summary of certain provisions of our credit facility and other contractual obligations. For more information about our obligations, commitments, and contingencies, see our consolidated financial statements and the accompanying notes included in this annual report.

Credit Facility. Our credit facility collateralized by our accounts receivable expired March 31, 2025. We did not elect to extend or replace this credit facility given our significant cash, cash equivalent, and short-term investment balances. Amounts outstanding under this facility bore interest at the greatest of (i) the prime rate (7.50% at March 31, 2025), (ii) the federal funds effective rate plus 0.50% per annum, and (iii) the daily Secured Overnight Financing Rate, or SOFR, plus 1.00% per annum, but at no time less than 1.00% per annum. While we used this credit facility from time to time, we did not have any borrowings outstanding immediately prior to the expiration of the credit facility nor at December 31, 2024.

Cash receipts were automatically applied against any outstanding borrowings. Any excess cash on account could either remain on account to generate earned credits to offset up to 100% of cash management fees, or be invested in short-term qualified investments. Borrowings under the credit facility were classified as current in our consolidated balance sheets.

Supplier Finance Programs. We have entered into agreements with financial institutions to facilitate the purchase of inventory from designated suppliers under certain terms and conditions to enhance liquidity. We do not incur any interest or other incremental expenses associated with these agreements as balances are paid when they are due. See Note 16, "Supplier Finance Programs" to the consolidated financial statements for additional information.

Operating Leases. We lease facilities, including our corporate headquarters and a facility adjacent to our corporate headquarters, from a related party, which is a company affiliated with us through common ownership. The lease agreements of these two Merrimack, New Hampshire facilities have expired. We continue to occupy the facilities on a month-to-month basis under the terms of the prior written lease agreements. It is our intention to enter into a written, long-term lease for the facilities. We also lease facilities from third parties under non-cancelable operating leases. Certain leases require us to pay real estate taxes, insurance, and common area maintenance charges. See "Item 2. Properties" of this Annual Report on Form 10-K for additional information regarding our operating leases.

Factors Affecting Sources of Liquidity

Internally Generated Funds. The key factors affecting our internally generated funds are our ability to manage costs and fully achieve our operating efficiencies, timely collection of our customer receivables, and management of our inventory levels.

Credit Facility. Our credit facility collateralized by our accounts receivable expired March 31, 2025 and we elected not to renew or replace the credit facility given our significant cash, cash equivalent, and short-term investment balances.

Capital Markets. Our ability to raise additional funds in the capital market depends upon, among other things, general economic conditions, the condition of the IT industry, our financial performance and stock price, and the state of the capital markets. In addition, market volatility, inflation and interest rate fluctuations may increase our cost of financing or restrict our access to potential sources of future liquidity.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A critical accounting policy has been defined as one that is both important to the portrayal of the registrant's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Further, "critical accounting policies" are those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions.

We believe that our accounting policies described below meet the definition of critical accounting policies and estimates.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. In most instances, when several performance obligations are aggregated into one single transaction, these performance obligations are fulfilled at the same point in time. We account for an arrangement when it has approval and commitment from both parties, the rights are identified, the contract has commercial substance, and collectability of consideration is probable. We generally obtain oral or written purchase authorizations from our customers for a specified amount of product at a specified price, which constitutes an arrangement. Revenue is recognized at the amount expected to be collected, net of any taxes collected from customers, which are subsequently remitted to governmental authorities. We generally invoice for our products at the time of shipping, and accordingly there is not a significant financing component included in our arrangements.

Nature of Products and Services

IT products typically represent a distinct performance obligation, and revenue is recognized at the point in time when control is transferred to the customer which is generally upon delivery to the customer. We recognize revenue as the principal in the transaction with the customer (i.e., on a gross basis), as we control the product prior to delivery to the customer and derive the economic benefits from the sales transaction given our control over customer pricing.

We do not recognize revenue for goods that remain in our physical possession before the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from the products, the goods are ready for physical transfer to and identified as belonging to the customer, and when we have no ability to use the product or to direct it to another customer.

Licenses for on-premise software provide the customer with a right to take possession of the software. Customers may purchase perpetual licenses or enter into subscriptions to the licensed software. We are the principal in these transactions and recognize revenue for the on-premise license at the point in time when the software is made available to the customer and the commencement of the term of the software license or when the renewal term begins, as applicable.

For certain on-premise licenses for security software, the customer derives substantially all of the benefit from these arrangements through the third-party delivered software maintenance, which provides software updates and other support services. We do not have control over the delivery of these performance obligations, and accordingly we are the agent in these transactions. We recognize revenue for security software net of the related cost of sales at the point in time when our vendor and customer accept the terms and conditions in the sales arrangement. Cloud products allow customers to use hosted software over the contractual period without taking possession of the software and are provided on a subscription basis. We do not exercise control over these products or services and therefore are an agent in these transactions. We recognize revenue for cloud products net of the related costs of sales at the point in time when our vendor and customer accept the terms and conditions in the sales arrangements.

We use our own engineering personnel to assist in projects involving the design and installation of systems and networks, and we also engage third-party service providers to perform warranty maintenance, implementations, asset disposal, and other services. Service revenue is recognized in general over time as we perform the underlying services and satisfy our performance obligations. We evaluate such engagements to determine whether we are the principal or the agent in each transaction. For those transactions in which we do not control the service, we act as an agent and recognize the transaction revenue on a net basis at a point in time when the vendor and customer accept the terms and conditions in the sales arrangement.

Similarly, we recognize revenue from agency sales transactions on a net sales basis. In agency sales transactions, we facilitate product sales by equipment and software manufacturers directly to our customers and receive agency, or referral, fees for such transactions. We do not take title to the products or assume any maintenance or return obligations in these transactions; title is passed directly from the supplier to our customer.

Amounts recognized on a net basis included in net sales for such third-party services, agency sales, and off-premise software transactions were $138.8 million, $147.5 million, and $141.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Certain software sales include on-premise licenses that are combined with software maintenance. Software maintenance conveys rights to updates, bug fixes and help desk support, and other support services transferred over the underlying contract period. On-premise licenses are considered distinct performance obligations when sold with the software maintenance, as we sell these items separately. We recognize revenue related to the software maintenance as the agent in these transactions because we do not have control over the on-going software maintenance service. Revenue allocated to software maintenance is recognized at the point in time when our vendor and customer accept the terms and conditions in the sales arrangements.

Certain of our larger customers are offered the opportunity by vendors to purchase software licenses and maintenance under enterprise agreements, or EAs. Under EAs, customers are considered to be compliant with applicable license requirements for the ensuing year, regardless of changes to their employee base. Customers are charged an annual true-up fee for changes in the number of users over the year. With most EAs, our vendors will transfer the license and bill the customer directly, paying resellers, such as us, an agency fee or commission on these sales. We record these agency fees as a component of net sales as earned and there is no corresponding cost of sales amount. In certain instances, we invoice the customer directly under an EA and account for the individual items sold based on the nature of each item. Our vendors typically dictate how the EA will be sold to the customer.

We also offer extended service plans, or ESPs, on IT products, both as part of the initial arrangement and separately from the IT products. We recognize revenue related to ESPs as the agent in the transaction because we do not have control over the on-going ESPs service and do not provide any service after the sale. Revenue allocated to ESPs is recognized at the point in time when our vendor and customer accept the terms and conditions in the sales arrangement.

All amounts billed to a customer in a sales transaction related to shipping and handling, if any, represent revenues earned for the goods provided, and these amounts have been included in net sales. Costs related to shipping and handling billing are classified as cost of sales. Sales are reported net of sales, use, or other transaction taxes that are collected from customers and remitted to taxing authorities.

Critical Accounting Estimates

Our contracts with customers often include promises to transfer multiple products or services to a customer. Determining whether we are the agent or the principal and whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

We estimate the standalone selling price, or SSP, for each distinct performance obligation when a single arrangement contains multiple performance obligations and the fulfillment occurs at different points in time. We maximize the use of observable inputs in the determination of the estimate for SSP for the items that we do not sell separately, including on-premise licenses sold with software maintenance, and IT products sold with ESPs. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.

We provide our customers with a limited thirty-day right of return, which is generally limited to defective merchandise, and gives rise to variable consideration. Revenue is recognized based on the most likely amount to which we are expected to be entitled. The estimated variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur once the uncertainty is resolved. We make estimates of product returns based on significant historical experience. We record our sales return reserve as a reduction of revenues and either as reduction of accounts receivable or, for customers who have already paid, as accrued expenses and as a reduction of cost of sales and an associated right of return asset. At December 31, 2025, we recorded sales reserves of $3.4 million and $0.1 million as components of accounts receivable and accrued expenses, respectively. At December 31, 2024, we recorded sales reserves of $3.8 million and $0.1 million as components of accounts receivable and accrued expenses, respectively.

We regularly evaluate the adequacy of our estimates for product returns. Future market conditions and product transitions may require us to take action to change such programs and related estimates. When the variables used to estimate these reserves change, or if actual results differ significantly from the estimates, we would be required to increase or reduce revenue to reflect the impact.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and current creditworthiness. Our allowance for credit losses is generally computed by (1) applying specific percentage reserves on accounts that are past due, and (2) specifically reserving for customers known to be in financial difficulty. Therefore, if the financial conditions of certain customers were to deteriorate, or if we noted there was a lengthening of the timing of the settlement of receivables that was symptomatic of a general deterioration in the ability of our customers to pay, we would have to increase our allowance for credit losses. This would negatively impact our earnings. Our cash flows would be impacted to the extent that receivables could not be collected.

Our bad debt expense was $1.9 million for each of the years ended December 31, 2025 and December 31, 2024.

In addition to accounts receivable from customers, we record receivables from our vendors/suppliers for cooperative marketing, price protection, supplier reimbursements, rebates, and other similar arrangements. A portion of such receivables is estimated based on information available from our vendors at discrete points in time. While such estimates have historically approximated actual cash received, a change in estimates could give rise to a reduction in the receivable. This could negatively impact our earnings and our cash flows.

Our trade receivables are charged off in the period in which they are deemed uncollectible. Recoveries of trade receivables previously charged are recorded when received. Write offs of customer and vendor receivables totaled $2.1 million in 2025 and $2.4 million in 2024.

Considerable estimates are used in assessing the ultimate realization of customer receivables and vendor/supplier receivables, including reviewing the financial stability of a customer, vendor information, and gauging current market conditions. If our evaluations are incorrect, we may incur additional charges in the future on our consolidated statements of income.

Inventories

Inventories (all finished goods) are stated at cost (which approximates the first-in, first-out method) or net realizable value, whichever is lower. Inventory quantities on hand are reviewed regularly, and provisions are made for obsolete, slow moving, and non-saleable inventory, based primarily on management's forecast of customer demand for those products in inventory.

Estimates are used to determine the quarterly inventory allowance provision. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors. The IT industry is characterized by rapid technological change and new product development that could result in increased obsolescence of inventory on hand. Increased obsolescence or decreased customer demand beyond management's expectations could require additional provisions, which could negatively impact our earnings. Our provision for inventory obsolescence was $1.5 million, $2.1 million, and $2.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. We recorded obsolescence charges of $2.1 million, $2.5 million, and $2.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. Historically, there have been no unusual charges precipitated by specific technological or forecast issues.

Goodwill and Long-Lived Assets, Including Intangibles

We carry a variety of long-lived assets on our consolidated balance sheets, which are all currently classified as held for use. These include property and equipment, identifiable intangibles, an Internet domain name, which is an indefinite-lived intangible asset not subject to amortization, and goodwill. An impairment review is undertaken on (1) an annual basis for goodwill and indefinite-lived intangible assets; and (2) on an event-driven basis for all long-lived assets when facts and circumstances suggest that cash flows from such assets may be diminished. We have historically reviewed the carrying value of all these assets based partly on our projections of cash flows. Any impairment charge that is recorded negatively impacts our earnings.

Our Enterprise Solutions and Business Solutions segments hold $66.2 million and $7.4 million of goodwill, respectively. We test goodwill for impairment each year and more frequently if potential impairment indicators arise. In 2025 and 2024, we performed a "step 0" qualitative analysis. Accounting Standards Codification 350—*Intangible – Goodwill and Other* states that an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. This analysis allows the Company to consider qualitative factors that might impact the carrying amount of its goodwill to determine whether a more detailed quantitative analysis would be necessary. Factors considered when performing the impairment assessment included the Company's performance relative to historical and projected future operating results, macroeconomic conditions, industry and market trends, cost factors that may have a negative impact on earnings and cash flows, changes in the Company's stock price and market capitalization, and other relevant entity-specific events. Based on the qualitative analysis, the Company determined goodwill was not impaired as of December 31, 2025 and 2024. While we believe that our conclusions are reasonable, different assumptions could materially affect our valuations and result in impairment charges against the carrying values of those remaining assets in our Enterprise Solutions and Business Solutions segments.

Please see Note 4, "Goodwill and Other Intangible Assets" to the consolidated financial statements included in Item 8 of Part II of this report for a discussion of the significant assumptions used in our annual impairment test analysis.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

Recently issued financial accounting standards are detailed in Note 1, "Summary of Significant Accounting Policies" to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We invest cash balances in excess of operating requirements in cash equivalents and short-term investments, generally with maturities of less than one year. We believe the effect, if any, of reasonably possible near-term changes in interest rates on our financial position, results of operations, and cash flows should not be material. Our cash equivalents and short-term investments expose earnings to changes in short-term interest rates since interest rates on the underlying obligations are variable. While the nature of our short-term investments protects us from changes in short-term interest rates, a change in short-term interest rates could affect the fair value of our short-term investments. However, the change in earnings resulting from a hypothetical 10% increase or decrease in interest rates is not material. Inflation generally affects us by increasing our cost of labor and research, manufacturing and development costs. We believe that inflation has not had a material effect on our financial statements included elsewhere in this Annual Report on Form 10-K. However, our operations may be subject to inflation in the future.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is included in this Report beginning at page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as described above. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework (2013)*.

Based on their assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting as of December 31, 2025. This report appears below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PC Connection, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PC Connection, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 24, 2026

Item 9B. Other information

Director and Officer Trading Arrangements

None of our directors or officers (as defined in Rule 16a-1(f)) adopted or terminated a Rule 10b5-1 trading agreement or a non-Rule 10b5-1 trading agreement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

In addition to the information included below, the information required by this item, which is included under the headings "Election of Directors," "Information Concerning Directors, Nominees, and Executive Officers," "Delinquent Section 16(a) Reports" (if applicable), "Director Candidates," "Board Committees – Audit Committee," and "Insider Trading Policy" in our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders to be filed with the SEC, or Proxy Statement, is incorporated herein by reference. With the exception of the foregoing information and other information specifically incorporated by reference into this Annual Report on Form 10-K, the Proxy Statement is not being filed as a part hereof.

Information about our Executive Officers

Our executive officers and their ages as of February 24, 2026 are as follows:

Name	Age	Position
Patricia Gallup	71	Chair and Chief Administrative Officer
Timothy McGrath	67	President and Chief Executive Officer
Thomas Baker	60	Senior Vice President, Chief Financial Officer and Treasurer

Patricia Gallup is our co-founder and has served as Chair of our Board of Directors since September 1994, and as Chief Administrative Officer since August 2011. Ms. Gallup has served as a member of our executive management team since 1982.

Timothy McGrath has served as our Chief Executive Officer since August 2011, and as President since May 2010. Mr. McGrath has served as a member of our executive management team since he joined the Company in 2005.

Thomas Baker has served as our Chief Financial Officer and as a member of our executive management team since he joined the Company in March 2019.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our officers, including our principal executive, financial and accounting officers, and our directors and employees. We have posted the text of our Code of Business Conduct and Ethics under the "Investor Relations" section of our website, www.connection.com. We intend to disclose on our website any amendments to, or waivers from, the Code of Business Conduct and Ethics that are required to be disclosed pursuant to the disclosure requirements of Item 5.05 of Form 8-K.

Item 11. Executive Compensation

The information required by this item (other than the information required by Item 402(v) of Regulation S-K), which is included under the headings "Executive Compensation" and "Information Concerning Directors, Nominees, and Executive Officers – Director Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item, which is included under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item, which is included under the headings "Certain Relationships and Related Transactions," "Policies and Procedures for Related Person Transactions" and "Information Concerning Directors, Nominees, and Executive Officers – Director Independence" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item, which is included under the heading "Principal Accounting Fees and Services" and "Pre-Approval Policies and Procedures" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of Documents Filed as Part of this Report:

(1) Consolidated Financial Statements

The consolidated financial statements listed below are included in this document.

Consolidated Financial Statements	Page References
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Other Comprehensive Income	F-6
Consolidated Statements of Changes in Stockholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8
Notes to Consolidated Financial Statements	F-9

(2) Consolidated Financial Statement Schedule:

The following Consolidated Financial Statement Schedule, as set forth below, is filed with this report:

Schedule	Page Reference
Schedule II—Valuation and Qualifying Accounts	S-1

All other schedules have been omitted because they are either not applicable or the relevant information has already been disclosed in the financial statements.

(3) The exhibits listed in the Exhibit Index in Item 15(b) below are filed as part of this Annual Report on Form 10-K.

(b) Exhibits

The exhibits listed below are filed herewith or are incorporated herein by reference to other filings.

Exhibits	
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant, as amended.
3.2(2)	Amended and Restated Bylaws of Registrant.
4.1(3)	Form of specimen certificate for shares of Common Stock, $0.01 par value per share, of the Registrant.
4.2(4)	Description of Securities Registered Under Section 12 of the Exchange Act.
10.1(3)*	Form of Registration Rights Agreement among the Registrant, Patricia Gallup, David Hall, and the 1998 PC Connection Voting Trust.
10.2(5)*	2020 Stock Incentive Plan, as amended.
10.3(6)*	Amended and Restated 2007 Stock Incentive Plan, as amended.
10.4(5)*	Amended and Restated 1997 Employee Stock Purchase Plan, as amended.
10.5(7)*	Amended and Restated Form of Restricted Stock Agreement for Amended and Restated 2007 Stock Incentive Plan.
10.6(7)*	Form of Restricted Stock Unit Agreement for Amended and Restated 2007 Stock Incentive Plan.
10.7(8)*	Director Compensation and Executive Bonus Plan, as amended.
10.8(3)*	Employment Agreement, dated as of January 1, 1998, between the Registrant and Patricia Gallup.
10.9(9)*	Employment Agreement, dated as of May 12, 2008, between the Registrant and Timothy McGrath.
10.10(10)	Lease Agreement between the Registrant and Wilmington Investors, LLC, dated August 27, 2014, for property located at 3188 Progress Way, Building 11, Wilmington, Ohio.
10.11(11)*	Employment Agreement, dated March 1, 2019, between the Registrant and Thomas Baker.
10.12(12)	Amendment No. 1, dated April 16, 2015, to Lease Agreement between the Registrant and Wilmington Investors, LLC, dated August 27, 2014, for property located at 3336 Progress Way, Building 11, Wilmington, OH.
10.13(12)	Amendment No. 2, dated August 29, 2019, to Lease Agreement between the Registrant and Wilmington Investors, LLC, dated August 27, 2014, for property located at 3336 Progress Way, Building 11, Wilmington, OH.
10.14(13)	Form of Restricted Stock Units for 2020 Stock Incentive Plan.
10.15(14)	Incentive and Retention agreement, dated as of May 3, 2022, by and between PC Connection, Inc. and Timothy McGrath, as amended.
10.16(14)	Incentive and Retention agreement, dated as of May 3, 2022, by and between PC Connection, Inc. and Thomas Baker, as amended.
19.1(15)	PC Connection, Inc. Insider Trading Policy.
21.1(15)	Subsidiaries of Registrant.
23.1**	Consent of Deloitte & Touche LLP.
31.1**	Certification of the Company's President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of the Company's Senior Vice President, Chief Financial Officer and Treasurer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Company's President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of the Company's Senior Vice President, Chief Financial Officer and Treasurer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1(16)*	Clawback Policy.
101.INS **	Inline XBRL Instance Document* - The Instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH **	Inline XBRL Taxonomy Extension Schema Document.
101.CAL **	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF **	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB **	Inline XBRL Taxonomy Label Linkbase Document.
101.PER **	Inline XBRL Taxonomy Presentation Linkbase Document.
104 **	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

(1) Incorporated by reference from the exhibits filed with the Company's registration statement on Form S-4, File Number 333-63272, filed under the Securities Act of 1933 on June 19, 2001.
(2) Incorporated by reference from exhibits filed with the Company's current report on Form 8-K, File Number 000-23827, filed on January 9, 2008.
(3) Incorporated by reference from the exhibits filed with the Company's registration statement on Form S-1, as amended, File Number 333-41171, filed under the Securities Act of 1933 on February 23, 1998.
(4) Incorporated by reference from exhibits filed with the Company's annual report on Form 10-K, File Number 000-23827, filed on February 6, 2020.
(5) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on July 30, 2025.
(6) Incorporated by reference from Appendix A filed with the Company's proxy statement pursuant to Section 14(a), File Number 000-23827, filed on April 9, 2019.
(7) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on November 10, 2010.
(8) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on April 30, 2025.
(9) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on May 12, 2008.
(10) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on October 31, 2014.
(11) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on May 2, 2019.
(12) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on October 30, 2019.
(13) Incorporated by reference from exhibits filed with the Company's annual report on Form 10-K, File Number 000-23827, filed on March 16, 2021.
(14) Incorporated by reference from exhibits filed with the Company's quarterly report on Form 10-Q, File Number 000-23827, filed on May 5, 2022.
(15) Incorporated by reference from exhibits filed with the Company's annual report on Form 10-K, File Number 000-23827, filed on February 24, 2025.
(16) Incorporated by reference from exhibits filed with the Company's annual report on Form 10-K, File Number 000-23827, filed on March 7, 2024.

* Management contract or compensatory plan or arrangement.
** Submitted electronically herewith.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2025 and December 31, 2024, (ii) Consolidated Statements of Income for the years ended December 31, 2025, 2024, and 2023, (iii) Consolidated Statements of Other Comprehensive Income for the years ended December 31, 2025, 2024, and 2023, (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024, and 2023, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023, and (vi) Notes to Consolidated Financial Statements.

Attached as Exhibit 104 to this report is the Cover Page Interactive Data File (embedded within the Inline XBRL document).

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PC CONNECTION, INC.

Date: February 24, 2026

By: /s/ TIMOTHY J. MCGRATH
Timothy J. McGrath
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ TIMOTHY J. MCGRATH **Timothy J. McGrath**	President and Chief Executive Officer (Principal Executive Officer)	February 24, 2026
/s/ THOMAS C. BAKER **Thomas C. Baker**	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 24, 2026
/s/ PATRICIA GALLUP **Patricia Gallup**	Chairman of the Board	February 24, 2026
/s/ DAVID BEFFA-NEGRINI **David Beffa-Negrini**	Director	February 24, 2026
/s/ JAY BOTHWICK **Jay Bothwick**	Director	February 24, 2026
/s/ BARBARA DUCKETT **Barbara Duckett**	Director	February 24, 2026
/s/ JACK FERGUSON **Jack Ferguson**	Director	February 24, 2026
/s/ GARY KINYON **Gary Kinyon**	Director	February 24, 2026

PC CONNECTION, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of PC Connection, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PC Connection, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholder's equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue — Refer to Note 2 to the financial statements

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the Company recognizes revenue when control is transferred to the customer. The amount of revenue recognized by the Company is dependent upon whether the Company is the principal in the transaction whereby revenue is recorded on a gross basis or the agent whereby the revenue is reported net. The Company applies judgment to determine if the Company is the principal or the agent in the transaction. The Company has determined that in general they are the principal in providing hardware products and on-premise software products, and that they are the agent in providing cloud-based software products and maintenance products. This determination is based on certain factors such as whether the Company controls the goods or services before they are transferred to the customer, whether the Company is primarily responsible for fulfilling the promise to provide the good or service, the inventory risk associated with the transaction, and the discretion in establishing price for good or service.

Given these factors and due to the volume of transactions, the related audit effort in evaluating management's judgments in determining principal versus agent determination for these customer agreements was extensive and required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's revenue recognition for these customer agreements included the following:

- We tested the effectiveness of controls over the Company's principal versus agent determination for each performance obligation including those over the determination of the fulfillment type and on or off premise delivery.

- We evaluated the Company's significant accounting policies and judgments related to principal versus agent determinations.

- We selected a sample of transactions and related customer agreements and performed the following procedures:

  o Obtained and read contract source documents for each selection, including master agreements, customer purchase orders, and other documents that were part of the agreement and evaluated the nature of the product or services.

  o Assessed the terms in the customer agreement and evaluated the appropriateness of management's judgment, application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions including an evaluation of the Company's determination of product fulfillment type, on or off premise determination and determination of principal versus agent.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 24, 2026

We have served as the Company's auditor since 1984.

PC CONNECTION, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except per share data)

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 193,221	$ 178,318
Short-term investments	213,457	264,295
Accounts receivable, net	648,020	611,433
Inventories, net	143,567	95,054
Prepaid expenses and other current assets	22,607	17,750
Total current assets	1,220,872	1,166,850
Property and equipment, net	46,912	52,520
Right-of-use assets	1,569	3,077
Goodwill	73,602	73,602
Intangibles, net	989	2,209
Other assets	6,981	1,096
Total Assets	$ 1,350,925	$ 1,299,354
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 338,202	$ 300,242
Accrued payroll	30,939	23,330
Accrued expenses and other liabilities	51,251	47,633
Total current liabilities	420,392	371,205
Deferred income taxes	19,905	15,091
Non-current operating lease liabilities	498	1,552
Other liabilities	—	516
Total Liabilities	440,795	388,364
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, $0.01 par value, 100,000 shares authorized at December 31, 2025 and 2024; 29,525 issued and 25,221 outstanding at December 31, 2025 and 29,390 issued and 26,300 outstanding at December 31, 2024	295	294
Additional paid-in capital	144,608	137,036
Retained earnings	905,890	837,466
Accumulated other comprehensive income	78	174
Treasury stock at cost, 4,304 and 3,090 shares at December 31, 2025 and 2024, respectively	(140,741)	(63,980)
Total Stockholders' Equity	910,130	910,990
Total Liabilities and Stockholders' Equity	$ 1,350,925	$ 1,299,354

See notes to consolidated financial statements.

PC CONNECTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net sales	$ 2,872,746	$ 2,802,118	$ 2,850,644
Cost of sales	2,333,416	2,282,324	2,338,908
Gross profit	539,330	519,794	511,736
Selling, general and administrative expenses	434,035	422,317	405,896
Severance expenses and other charges	6,013	415	2,687
Income from operations	99,282	97,062	103,153
Interest income, net	14,370	18,725	9,961
Other income	76	1,700	—
Income before taxes	113,728	117,487	113,114
Income tax provision	(30,006)	(30,392)	(29,843)
Net income	$ 83,722	$ 87,095	$ 83,271
Earnings per common share:			
Basic	$ 3.28	$ 3.31	$ 3.17
Diluted	$ 3.27	$ 3.29	$ 3.15
Shares used in computation of earnings per common share:			
Basic	25,511	26,322	26,287
Diluted	25,633	26,508	26,429

See notes to consolidated financial statements.

PC CONNECTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(amounts in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 83,722	$ 87,095	$ 83,271
Other comprehensive income:			
Unrealized (losses) gains on available-for-sale investments, net of tax of $26, $(25), and $(22) for the years ended December 31, 2025, 2024, and 2023, respectively	(96)	93	81
Comprehensive income	$ 83,626	$ 87,188	$ 83,352

See notes to consolidated financial statements

PC CONNECTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(amounts in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Shares		Total
	Shares	Amount				Shares	Amount	
Balance - December 31, 2022	29,123	$ 291	$ 125,784	$ 686,037	$ —	(2,773)	$ (45,937)	$ 766,175
Stock-based compensation expense	—	—	7,022	—	—	—	—	7,022
Restricted stock units vested	118	2	(2)	—	—	—	—	—
Shares withheld for taxes paid on stock awards	—	—	(3,015)	—	—	—	—	(3,015)
Repurchase of common stock for treasury	—	—	—	—	—	(129)	(5,446)	(5,446)
Issuance of common stock under Employee Stock Purchase Plan	21	—	1,089	—	—	—	—	1,089
Dividend declaration	—	—	—	(8,410)	—	—	—	(8,410)
Net income	—	—	—	83,271	—	—	—	83,271
Other comprehensive income, net of tax	—	—	—	—	81	—	—	81
Balance - December 31, 2023	29,262	$ 293	$ 130,878	$ 760,898	$ 81	(2,902)	$ (51,383)	$ 840,767
Stock-based compensation expense	—	—	8,475	—	—	—	—	8,475
Restricted stock units vested	110	1	(1)	—	—	—	—	—
Shares withheld for taxes paid on stock awards	—	—	(3,424)	—	—	—	—	(3,424)
Repurchase of common stock for treasury	—	—	—	—	—	(188)	(12,597)	(12,597)
Issuance of common stock under Employee Stock Purchase Plan	18	—	1,108	—	—	—	—	1,108
Dividend declaration	—	—	—	(10,527)	—	—	—	(10,527)
Net income	—	—	—	87,095	—	—	—	87,095
Other comprehensive income, net of tax	—	—	—	—	93	—	—	93
Balance - December 31, 2024	29,390	$ 294	$ 137,036	$ 837,466	$ 174	(3,090)	$ (63,980)	$ 910,990
Stock-based compensation expense	—	—	9,343	—	—	—	—	9,343
Restricted stock units vested	114	1	(1)	—	—	—	—	—
Shares withheld for taxes paid on stock awards	—	—	(3,004)	—	—	—	—	(3,004)
Repurchase of common stock for treasury	—	—	—	—	—	(1,214)	(76,761)	(76,761)
Issuance of common stock under Employee Stock Purchase Plan	21	—	1,234	—	—	—	—	1,234
Dividend declaration	—	—	—	(15,298)	—	—	—	(15,298)
Net income	—	—	—	83,722	—	—	—	83,722
Other comprehensive loss, net of tax	—	—	—	—	(96)	—	—	(96)
Balance - December 31, 2025	29,525	$ 295	$ 144,608	$ 905,890	$ 78	(4,304)	$ (140,741)	$ 910,130

See notes to consolidated financial statements.

PC CONNECTION, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash Flows provided by Operating Activities:			
Net income	$ 83,722	$ 87,095	$ 83,271
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,703	12,984	12,654
Adjustments to credit losses reserve	1,861	1,914	1,847
Stock-based compensation expense	9,343	8,475	7,022
Deferred income taxes	4,840	(777)	(2,148)
Amortization of discount on short-term investments, net	569	(4,235)	(1,522)
Gain on sale of short-term investments	(76)	—	—
Loss on disposal of fixed assets	44	58	572
Changes in assets and liabilities:			
Accounts receivable	(38,448)	(6,513)	1,599
Inventories	(48,513)	29,125	84,503
Prepaid expenses and other current assets	(4,300)	2,690	(8,540)
Other non-current assets	(4,087)	618	(659)
Accounts payable	38,075	36,450	31,146
Accrued expenses and other liabilities	10,705	5,984	(11,791)
Net cash provided by operating activities	65,438	173,868	197,954
Cash Flows provided by (used in) Investing Activities:			
Purchases of short-term investments	(264,139)	(358,317)	(150,607)
Proceeds from sale of short-term investments	108,763	—	—
Maturities of short-term investments	205,599	250,606	—
Purchases of property and equipment	(7,389)	(7,575)	(9,595)
Net cash provided by (used in) investing activities	42,834	(115,286)	(160,202)
Cash Flows used in Financing Activities:			
Proceeds from short-term borrowings	732	26,051	88,198
Repayment of short-term borrowings	(732)	(26,051)	(88,198)
Purchase of treasury shares	(76,265)	(12,375)	(5,392)
Payments for excise tax on treasury purchases	(36)	—	—
Dividend payments	(15,298)	(10,527)	(8,410)
Issuance of stock under Employee Stock Purchase Plan	1,234	1,108	1,089
Payment of payroll taxes on stock-based compensation through shares withheld	(3,004)	(3,424)	(3,015)
Net cash used in financing activities	(93,369)	(25,218)	(15,728)
Increase in cash and cash equivalents	14,903	33,364	22,024
Cash and cash equivalents, beginning of year	178,318	144,954	122,930
Cash and cash equivalents, end of year	$ 193,221	$ 178,318	$ 144,954
Non-cash Investing and Financing Activities:			
Accrued purchases of property and equipment	$ 85	$ 200	$ 90
Accrued purchase of treasury shares	$ 58	$ 240	$ —
Accrued excise tax on treasury purchases	$ 678	$ 36	$ 54

See notes to consolidated financial statements.

PC CONNECTION, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PC Connection, Inc. is a Fortune 1000 Global Solutions Provider that simplifies information technology, or IT, guiding the connection between people and technology. The Company's dedicated account managers partner with customers to design, deploy, and support cutting-edge IT environments using the latest hardware, software, and services. The Company provides a wide range of IT solutions, from the desktop to the cloud—including computer systems, data center solutions, security, artificial intelligence, software and peripheral equipment, networking communications, and other products and accessories that the Company develops internally and secures from manufacturers, distributors, and other suppliers. The Technology Solutions and Services Organization and state-of-the-art ISO 9001:2015 SOC 2 Type 2 certified Technology Integration and Distribution Center offer end-to-end services related to the design, configuration, and implementation of IT solutions. The Company also provides a comprehensive portfolio of managed services and professional services. These services are performed by the Company's personnel and by third-party providers. The Company's GlobalServe offering ensures worldwide coverage for the Company's multinational customers, delivering global procurement solutions through the Company's network of in-country suppliers in over 150 countries.

The Company operates through three operating segments:

- Connection Enterprise Solutions – serving large enterprise customers

- Connection Business Solutions – serving small- to medium-sized businesses, or SMBs

- Connection Public Sector Solutions – serving federal, state, and local government and educational institutions

The following is a summary of the Company's significant accounting policies:

Principles of Consolidation

The consolidated financial statements include the accounts of PC Connection, Inc. and its subsidiaries, all of which are wholly-owned. Intercompany transactions and balances are eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts and disclosures of assets and liabilities and the reported amounts and disclosures of revenue and expenses during the period. Management bases its estimates and judgments on the information available at the time and various other assumptions believed to be reasonable under the circumstances. By nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates and assumptions.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. In most instances, when several performance obligations are aggregated into one single transaction, these performance obligations are fulfilled at the same point in time. The Company accounts for an arrangement when it has approval and commitment from both parties, the rights are identified, the contract has commercial substance, and collectability of consideration is probable. The Company generally obtains oral or written purchase authorizations from its customers for a specified amount of product at a specified price, which constitutes an arrangement. Revenue is recognized at the amount expected to be collected, net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company generally invoices for its products at the time of shipping, and accordingly there is not a significant financing component included in its arrangements.

Cost of Sales and Certain Other Costs

Cost of sales includes the invoice cost of the product, direct employee and third-party cost of services, direct costs of packaging, inbound and outbound freight, and provisions for inventory obsolescence, adjusted for discounts, rebates, and other vendor allowances.

Cash and Cash Equivalents and Investments

The Company considers all highly liquid short-term investments with original maturities of 90 days or less to be cash equivalents. The carrying value of the Company's cash equivalents approximates fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The majority of payments due from credit card processors and banks for third-party credit card and debit card transactions process within one to five business days. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for credit card transactions classified as cash equivalents totaled $1,934 and $1,854 at December 31, 2025 and 2024, respectively.

At the time of purchase, the Company determines the appropriate classification of investments based upon its intent with regard to such investments. All of the Company's investments are classified as available-for-sale. The Company classifies investments as short-term when their remaining contractual maturities are one year or less from the balance sheet date, and as long-term when the investment has a remaining contractual maturity of more than one year from the balance sheet date. The Company records investments at fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income on the consolidated balance sheets.

Included in interest income, net on the consolidated statements of income is interest income on cash equivalents and short-term investments of $14,295, $18,838, and $9,983 for the years ended December 31, 2025, 2024, and 2023, respectively.

Accounts Receivable

Accounts receivable are recorded at the invoice amount, net of allowances. Customers are evaluated for their credit worthiness at the time of contract inception and the Company performs ongoing credit evaluations of its customers and adjusts credit limits based on payment history and customer creditworthiness. Based on the results of the credit assessments, the Company will extend credit under its standard payment terms or may request alternative early payment actions. The Company determines the required allowance for expected credit losses using information such as its customer credit history and financial condition, industry and market segment information, credit reports, and economic trends and conditions. Allowances can be affected by changes in the industry, customer credit issues or customer bankruptcies or expectations of any such events in a future period when reasonable and supportable. Historical information is utilized beyond reasonable and supportable forecast periods. Amounts are charged against the allowance when it is determined that expected credit losses may occur. The Company assesses collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with collectability issues, and if necessary, records a reserve against those receivables it determines may not be collectable. Trade receivables are written off in the period in which they are deemed uncollectible. Recoveries of trade receivables previously charged are recorded when received.

Inventories

Inventories (all finished goods) are stated at cost (which approximates the first-in, first-out method) or net realizable value, whichever is lower. Inventory quantities on hand are reviewed regularly, and allowances are maintained for obsolete, slow moving, and nonsalable inventory.

Marketing Costs and Vendor Consideration

Vendors have the ability to fund marketing activities for which the Company receives marketing consideration. This vendor consideration, to the extent that it represents specific reimbursements of incremental and identifiable costs, is offset against selling, general and administrative, or SG&A, expenses. Marketing consideration that cannot be associated with a specific program or that exceeds the fair value of marketing expense associated with that program is classified as an offset to cost of sales. The Company's vendor partners generally consolidate their funding of marketing and other marketing programs, and accordingly, the Company classifies substantially all vendor consideration as a reduction of cost of sales rather than a reduction of marketing expense. Other marketing costs are expensed as incurred. Marketing expense, which is classified as a component of SG&A expenses on the consolidated statements of income, totaled $24,754, $25,091, and $22,400 for the years ended December 31, 2025, 2024, and 2023, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The estimated useful lives of the assets range from three to seven years. Computer software, including licenses and internally developed software, is capitalized and amortized over lives generally ranging from three to ten years. Depreciation is recorded using the straight-line method. Leasehold improvements and facilities under capital leases are amortized over the terms of the related leases or their useful lives, whichever is shorter, whereas for income tax reporting purposes, they are amortized over the applicable tax lives.

Costs incurred to develop internal-use software during the application development stage are recorded in property and equipment at cost. External direct costs of materials and services consumed in developing or obtaining internal-use computer software and payroll-related costs for employees developing internal-use computer software projects, to the extent of their time spent directly on the project and specific to application development, are capitalized.

When events or circumstances indicate a potential impairment, the Company evaluates the carrying value of property and equipment based upon current and anticipated undiscounted cash flows. The Company recognizes impairment when it is probable that such estimated future cash flows will be less than the asset carrying value. No property and equipment impairment was recognized for each of the years ended December 31, 2025, 2024, and 2023.

Cloud Computing Arrangements

The Company enters into certain cloud-based software hosting arrangements for internal use that are accounted for as service contracts. Costs incurred in implementing a cloud computing arrangement are deferred during the application development stage and presented within prepaid expenses and other current assets or other assets, as applicable, on the consolidated balance sheets. Once a cloud computing arrangement is ready for its intended use, the implementation costs are amortized on a straight-line basis over an estimated useful life, taking into consideration the term of the cloud computing arrangement, including options to extend or terminate the cloud computing arrangement, and other economic factors. Amortization expenses related to cloud computing arrangements are recognized within the same line item on the consolidated statements of income as the expense for fees applicable to the associated cloud computing arrangement.

Capitalized cloud computing arrangements and the related accumulated amortization totaled $7,925 and $779, respectively, as of December 31, 2025. Net balances of capitalized cloud computing arrangements of $1,757 and $5,389 were included in prepaid expense and other current assets and other assets, respectively, on the consolidated balance sheets. Amortization expense related to cloud computing arrangements was $779 for the year ended December 31, 2025 and was included in SG&A expenses on the consolidated statements of income.

Leases

The Company enters into operating lease contracts, as assessed at contract inception, primarily for real estate and equipment. On the lease commencement date, the Company records operating lease liabilities based on the present value of the future lease payments. In determining the present value of future lease payments, the Company utilized estimated rates that it would have incurred to borrow, over a similar term, the funds necessary to purchase the respective leased asset with cash.

The Company elects to apply the short-term lease exception to any leases with contractual obligations of one year or less. These leases will not have right-of-use, or ROU, assets and associated lease liabilities on the balance sheet. Instead, rent will be recognized on a straight-line basis.

Goodwill and Other Intangible Assets

The Company's intangible assets consist of (1) goodwill, which is not subject to amortization; (2) an Internet domain name, which is an indefinite-lived intangible asset not subject to amortization; and (3) amortizing intangibles, which consist of customer lists, trade names, and customer relationships, which are being amortized over their useful lives.

Note 4, "Goodwill and Other Intangible Assets" to the consolidated financial statements describes the annual impairment methodology that the Company uses each year in calculating the recoverability of goodwill and non-amortizing intangibles. This same impairment test is performed at other times during the course of a year should an event occur or circumstance change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Recoverability of amortizing intangible assets is assessed only when events have occurred that may give rise to impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets including such intangibles are written down to their respective fair values. No intangible assets impairment was recognized for each of the years ended December 31, 2025, 2024, and 2023.

Concentrations

Concentrations of credit risk with respect to trade account receivables are limited due to the large number of customers comprising the Company's customer base. No single customer accounted for 10% or more of total net sales in 2025, 2024, and 2023.

Product purchases from TD Synnex Corporation, Ingram Micro, Inc., and Microsoft Corporation accounted for approximately 25%, 21%, and 13%, respectively, of the Company's total product purchases in 2025. Product purchases from Ingram Micro, Inc., TD Synnex Corporation, and Dell Inc. accounted for approximately 25%, 23%, and 11%, respectively, of the Company's total product purchases in 2024. Product purchases from Ingram Micro, Inc., TD Synnex Corporation, and Microsoft Corporation accounted for approximately 21%, 19%, and 11%, respectively, of the Company's total product purchases in 2023. No other singular vendor supplied more than 10% of the Company's total product purchases in 2025, 2024, and 2023, as applicable. The Company believes that, while it may experience some short-term disruption if products from TD Synnex Corporation, Ingram Micro, Inc., Microsoft Corporation, Dell Inc., or any of these vendors become unavailable to it, alternative sources are available.

Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 16%, 13%, and 12%, respectively, of our total product purchases in 2025. Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 15%, 12%, and 12%, respectively, of our total product purchases in 2024. Products manufactured by Microsoft Corporation, HP Inc., and Dell Inc. represented approximately 15%, 13%, and 11%, respectively, of our total product purchases in 2023. No other singular product manufacturer produced more than 10% of our total product purchases in 2025, 2024, and 2023, as applicable. In the event the Company experiences either a short-term or permanent disruption of supply of Microsoft Corporation, HP Inc., or Dell Inc. products, such disruption would likely have a material adverse effect on the Company's results of operations and cash flows.

Severance Expenses and Other Charges

The severance expenses and other charges recorded for the years ended December 31, 2025, 2024, and 2023 were primarily related to voluntary and involuntary reductions in the Company's workforce to lower the Company's cost structure. Both the voluntary and involuntary reductions included cash severance and other related termination benefits. The majority of each of these costs are expected to be paid within a year of termination. Included in accrued payroll on the consolidated balance sheets as of December 31, 2025 was $3,763 related to unpaid severance expenses.

Costs incurred for severance expenses and other charges were as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Severance expenses	$ 6,013	$ 415	$ 2,416
Other charges	—	—	271
Total severance expenses and other charges	$ 6,013	$ 415	$ 2,687

Earnings Per Share

Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributable to nonvested stock units and stock options outstanding, if dilutive.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

| | Years Ended December 31, | | |
	2025	2024	2023
Numerator:			
Net income	$ 83,722	$ 87,095	$ 83,271
Denominator:			
Denominator for basic earnings per share	$ 25,511	$ 26,322	$ 26,287
Dilutive effect of employee stock awards	122	186	142
Denominator for diluted earnings per share	$ 25,633	$ 26,508	$ 26,429
Earnings per share:			
Basic	$ 3.28	$ 3.31	$ 3.17
Diluted	$ 3.27	$ 3.29	$ 3.15

For the years ended December 31, 2025, 2024, and 2023, the Company did not exclude any outstanding nonvested stock units or stock options from the computation of diluted earnings per share because including them would have had an anti-dilutive effect.

Recently Adopted and Recently Issued Financial Accounting Standards

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This guidance is intended to improve the transparency of income tax disclosures through, among other things, enhancement of the disclosure requirements within the rate reconciliation, as well as increased income tax disaggregation disclosures. This ASU is effective for the Company's annual reporting periods beginning January 1, 2025, with early adoption permitted. The Company adopted this standard for the fiscal year ended December 31, 2025 and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 12, "Income Taxes" to the consolidated financial statements for more information on the effect of this ASU adoption.

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This guidance is intended to provide more detailed disclosure about certain costs and expenses presented in the income statement, including inventory purchases, employee compensation, selling expenses, and depreciation expense. This ASU is effective for the Company's annual reporting periods beginning January 1, 2027, and for interim reporting periods beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. This guidance provides a practical expedient related to estimating expected credit losses for accounts receivable and contract assets by assuming that current conditions remain unchanged over the life of the asset. This ASU is effective for the Company's annual reporting periods beginning January 1, 2026, and for interim reporting periods beginning January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. This guidance was issued to establish new criteria to be considered for capitalization of software costs under Subtopic 350-40, as well as link the disclosure requirements of Subtopic 360-10 to capitalized costs accounted for under Subtopic 350-40. This ASU is effective for the Company's annual reporting periods beginning January 1, 2028, and for interim reporting periods beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. This guidance is intended to improve the navigability of required interim disclosures and clarify when the guidance is applicable, as well as provide additional guidance on what disclosures should be provided in interim reporting periods. This ASU is effective for the Company's interim reporting periods beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its condensed consolidated financial statement disclosures.

2. REVENUE

Nature of Products and Services

IT products typically represent a distinct performance obligation, and revenue is recognized at the point in time when control is transferred to the customer which is generally upon delivery to the customer. The Company recognizes revenue as the principal in the transaction with the customer (i.e., on a gross basis), as it controls the product prior to delivery to the customer and derives the economic benefits from the sales transaction given the Company's control over customer pricing.

The Company does not recognize revenue for goods that remain in its physical possession before the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from the products, the goods are ready for physical transfer to and identified as belonging to the customer, and when the Company has no ability to use the product or to direct it to another customer.

Licenses for on-premise software provide the customer with a right to take possession of the software. Customers may purchase perpetual licenses or enter into subscriptions to the licensed software. The Company is the principal in these transactions and recognizes revenue for the on-premise license at the point in time when the software is made available to the customer and the commencement of the term of the software license or when the renewal term begins, as applicable.

For certain on-premise licenses for security software, the customer derives substantially all of the benefit from these arrangements through the third-party delivered software maintenance, which provides software updates and other support services. The Company does not have control over the delivery of these performance obligations, and accordingly the Company is the agent in these transactions. The Company recognizes revenue for security software net of the related costs of sales at the point in time when its vendor and customer accept the terms and conditions in the sales arrangement. Cloud products allow customers to use hosted software over the contractual period without taking possession of the software and are provided on a subscription basis. The Company does not exercise control over these products or services and therefore is an agent in these transactions. The Company recognizes revenue for cloud products net of the related costs of sales at the point in time when its vendor and customer accept the terms and conditions in the sales arrangements.

Certain software sales include on-premise licenses that are combined with software maintenance. Software maintenance conveys rights to updates, bug fixes and help desk support, and other support services transferred over the underlying contract period. On-premise licenses are considered distinct performance obligations when sold with the software maintenance, as the Company sells these items separately. The Company recognizes revenue related to the software maintenance as the agent in these transactions because it does not have control over the on-going software maintenance service. Revenue allocated to software maintenance is recognized at the point in time when the Company's vendor and customer accept the terms and conditions in the sales arrangements.

Certain of the Company's larger customers are offered the opportunity by vendors to purchase software licenses and maintenance under enterprise agreements, or EAs. Under EAs, customers are considered to be compliant with applicable license requirements for the ensuing year, regardless of changes to their employee base. Customers are charged an annual true-up fee for changes in the number of users over the year. With most EAs, the Company's vendors will transfer the license and bill the customer directly, paying resellers, such as the Company, an agency fee or commission on these sales. The Company records these agency fees as a component of net sales as earned and there is no corresponding cost of sales amount. In certain instances, the Company invoices the customer directly under an EA and accounts for the individual items sold based on the nature of each item. The Company's vendors typically dictate how the EA will be sold to the customer.

The Company also offers extended service plans, or ESPs, on IT products, both as part of the initial arrangement and separately from the IT products. The Company recognizes revenue related to ESPs as the agent in the transaction because it does not have control over the on-going ESPs service and does not provide any service after the sale. Revenue allocated to ESPs is recognized at the point in time when the Company's vendor and customer accept the terms and conditions in the sales arrangement.

The Company uses its own engineering personnel to assist in projects involving the design and installation of systems and networks, and also engages third-party service providers to perform warranty maintenance, implementations, asset disposal, and other services. Service revenue is recognized in general over time as the Company performs the underlying services and satisfies its performance obligations. The Company evaluates such engagements to determine whether it is the principal or the agent in each transaction. For those transactions in which the Company does not control the service, the Company acts as an agent and recognizes the transaction revenue on a net basis at a point in time when the vendor and customer accept the terms and conditions in the sales arrangement.

All amounts billed to a customer in a sales transaction related to shipping and handling, if any, represent revenues earned for the goods provided, and these amounts have been included in net sales. Costs related to shipping and handling billing are classified as cost of sales. Sales are reported net of sales, use, or other transaction taxes that are collected from customers and remitted to taxing authorities.

Significant Judgments

The Company's contracts with customers often include promises to transfer multiple products or services to a customer. Determining whether the Company is the agent or the principal and whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

The Company estimates the standalone selling price, or SSP, for each distinct performance obligation when a single arrangement contains multiple performance obligations and the fulfillment occurs at different points in time. The Company maximizes the use of observable inputs in the determination of the estimate for SSP for the items that it does not sell separately, including on-premise licenses sold with software maintenance, and IT products sold with ESPs. In instances where SSP is not directly observable, such as when the Company does not sell the product or service separately, the Company determines the SSP using information that may include market conditions and other observable inputs.

The Company provides its customers with a limited thirty-day right of return, which is generally limited to defective merchandise, and gives rise to variable consideration. Revenue is recognized based on the most likely amount to which it is expected to be entitled. The estimated variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur once the uncertainty is resolved. The Company makes estimates of product returns based on significant historical experience. The Company records its sales return reserve as a reduction of revenues and either as reduction of accounts receivable or, for customers who have already paid, as accrued expenses and as a reduction of cost of sales and an associated right of return asset.

Description of Revenue

The Company disaggregates revenue from its arrangements with customers by type of products and services, as it believes this method best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

The following tables represent a disaggregation of revenue from arrangements with customers for the years ended December 31, 2025, 2024, and 2023, along with the segment for each category (in thousands).

	Year Ended December 31, 2025			
	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Notebooks/Mobility	$ 395,257	$ 396,844	$ 201,207	$ 993,308
Desktops	197,821	97,416	56,524	351,761
Software	124,341	152,182	44,603	321,126
Servers/Storage	74,993	95,920	49,478	220,391
Net/Com Products	83,047	79,273	39,698	202,018
Displays and Sound	119,908	85,785	44,712	250,405
Accessories	179,000	97,913	42,208	319,121
Other Hardware/Services	108,053	76,521	30,042	214,616
Total net sales	$ 1,282,420	$ 1,081,854	$ 508,472	$ 2,872,746

	Year Ended December 31, 2024			
	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Notebooks/Mobility	$ 368,678	$ 373,364	$ 251,949	$ 993,991
Desktops	176,027	73,540	48,690	298,257
Software	105,120	136,462	43,862	285,444
Servers/Storage	54,230	110,338	40,519	205,087
Net/Com Products	89,008	81,108	40,472	210,588
Displays and Sound	132,112	83,283	57,430	272,825
Accessories	158,562	114,266	49,923	322,751
Other Hardware/Services	97,411	76,778	38,986	213,175
Total net sales	$ 1,181,148	$ 1,049,139	$ 571,831	$ 2,802,118

| | Year Ended December 31, 2023 | | | |
	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Notebooks/Mobility	$ 391,667	$ 352,116	$ 207,887	$ 951,670
Desktops	137,679	73,302	55,946	266,927
Software	124,478	157,715	47,321	329,514
Servers/Storage	65,034	90,697	45,564	201,295
Net/Com Products	112,069	121,717	62,488	296,274
Displays and Sound	106,419	92,219	60,244	258,882
Accessories	155,498	111,542	49,992	317,032
Other Hardware/Services	108,287	76,291	44,472	229,050
Total net sales	$ 1,201,131	$ 1,075,599	$ 573,914	$ 2,850,644

Contract Balances

The following table provides information about contract liabilities from arrangements with customers as of December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Contract liabilities, which are included in "Accrued expenses and other liabilities"	$ 8,801	$ 10,290

Changes in the contract liability balances during the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025
Balance at December 31, 2024	$ 10,290
Cash received in advance and not recognized as revenue	35,862
Amounts recognized as revenue as performance obligations satisfied	(37,351)
Balance at December 31, 2025	$ 8,801

	2024
Balance at December 31, 2023	$ 4,206
Cash received in advance and not recognized as revenue	28,014
Amounts recognized as revenue as performance obligations satisfied	(21,930)
Balance at December 31, 2024	$ 10,290

3. FAIR VALUE MEASUREMENTS

Cash equivalents and short-term investments consist of the following (in thousands):

	December 31, 2025			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Money market funds	$ 170,826	$ —	$ —	$ 170,826
Short-term investments:				
U.S. Government treasury securities	213,358	99	—	213,457
Total	$ 384,184	$ 99	$ —	$ 384,283

	December 31, 2024			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Money market funds	$ 161,094	$ —	$ —	$ 161,094
Short-term investments:				
U.S. Government treasury securities	264,074	309	(88)	264,295
Total	$ 425,168	$ 309	$ (88)	$ 425,389

Investments with maturities of 90 days or less from the date of purchase are classified as cash equivalents; investments with maturities of greater than 90 days from the date of purchase but less than one year are generally classified as short-term investments; and investments with maturities of one year or greater from the date of purchase are generally classified as long-term investments. All short-term investments had stated maturity dates of less than one year. The Company has recorded the securities at fair value in its consolidated balance sheets and unrealized gains and losses are reported as a component of accumulated other comprehensive income. The amount of realized gains and losses reclassified into earnings and the related adjustments to deferred taxes are based on the specific identification of the securities sold or securities that reached maturity date.

Fair Value

The Company measures certain financial assets at fair value. Fair value is determined based upon the exit price that would be received to sell an asset in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques are classified based on a three-level hierarchy, as follows:

- Level 1 inputs: Quoted prices for identical assets or liabilities in active markets;

- Level 2 inputs: Observable inputs other than those described as Level 1; and

- Level 3 inputs: Unobservable inputs that are supportable by little or no market activities and are based on significant assumptions and estimates.

As of December 31, 2025 and 2024, the fair value of the Company's cash equivalents and short-term investments were all measured using level 1 inputs.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Goodwill is held by the Company's Enterprise Solutions and Business Solutions segments. Goodwill and intangible assets with indefinite lives are subject to an annual impairment test as of November 30 and tested more frequently if events or circumstances occur that would indicate a potential decline in fair value.

In 2025 and 2024, the Company performed a qualitative "step 0" analysis. Accounting Standards Codification 350—*Intangible – Goodwill and Other* states that an entity may assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. This analysis allows the Company to consider qualitative factors that might impact the carrying amount of its goodwill to determine whether a more detailed quantitative analysis would be necessary. Factors considered when performing the impairment assessment included the Company's performance relative to historical and projected future operating results, macroeconomic conditions, industry and market trends, cost factors that may have a negative impact on earnings and cash flows, changes in the Company's stock price and market capitalization, and other relevant entity-specific events.

Based on the above qualitative analysis, the Company determined goodwill was not impaired as of December 31, 2025 and 2024.

The carrying amount of goodwill for the periods presented is detailed below (in thousands):

Balance at December 31, 2025	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Goodwill, gross	$ 66,236	$ 8,539	$ 7,634	$ 82,409
Accumulated impairment losses	—	(1,173)	(7,634)	(8,807)
Net balance	$ 66,236	$ 7,366	$ —	$ 73,602

Balance at December 31, 2024	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Goodwill, gross	$ 66,236	$ 8,539	$ 7,634	$ 82,409
Accumulated impairment losses	—	(1,173)	(7,634)	(8,807)
Net balance	$ 66,236	$ 7,366	$ —	$ 73,602

Intangible Assets

At December 31, 2025 and 2024, the Company's intangible assets included a domain name for $450, which has an indefinite life and is not subject to amortization. In addition, in 2016 the Company acquired customer relationships from its Softmart and GlobalServe acquisitions, which are amortized on a straight-line basis over their estimated useful lives of 10 years. The Company's remaining intangible assets are amortized in proportion to the estimates of the future cash flows underlying the valuation of the assets. Intangible assets and related accumulated amortization are detailed below (dollars in thousands):

	Estimated Useful Lives	December 31, 2025			December 31, 2024		
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer list	8	$ 3,400	$ 3,400	$ —	$ 3,400	$ 3,400	$ —
Tradename	5	1,190	1,190	—	1,190	1,190	—
Customer relationships	10	12,200	11,661	539	12,200	10,441	1,759
Total intangible assets		$ 16,790	$ 16,251	$ 539	$ 16,790	$ 15,031	$ 1,759

In 2025, 2024, and 2023, the Company recorded amortization expense of $1,220, $1,219, and $1,220, respectively. The estimated amortization expense relating to intangible assets in each of the five succeeding years and thereafter is as follows (in thousands):

For the Years Ended December 31,	
2026	$ 539
2027	—
2028	—
2029	—
2030 and thereafter	—
	$ 539

5. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following (in thousands):

	December 31,	
	2025	**2024**
Trade	$ 590,171	$ 557,856
Vendor consideration, returns and other	64,250	60,615
Due from employees	65	79
Total gross accounts receivable	654,486	618,550
Allowances for:		
Sales returns	(3,398)	(3,843)
Credit losses	(3,068)	(3,274)
Accounts receivable, net	$ 648,020	$ 611,433

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	December 31,	
	2025	**2024**
Software	$ 97,349	$ 98,625
Furniture and equipment	30,352	32,400
Leasehold improvements	8,427	8,427
Total	136,128	139,452
Accumulated depreciation and amortization	(89,216)	(86,932)
Property and equipment, net	$ 46,912	$ 52,520

The Company recorded depreciation and amortization expense for property and equipment of $10,483, $11,765, and $11,434 in 2025, 2024, and 2023, respectively.

7. LEASES

The Company leases certain facilities from a related party, which is affiliated with the Company through common ownership. The costs for these leases are presented within short-term lease cost in the below table.

As of December 31, 2025, the Company had no leases that were classified as financing leases and there were no additional significant operating or financing leases that have not yet commenced. Refer to the following table for quantitative information related to the Company's leases for the years ended December 31, 2025 and 2024 (dollars in thousands):

	Year Ended December 31, 2025					
	Related Parties		Others		Total	
Lease Cost						
Capitalized operating lease cost	$	—	$	1,852	$	1,852
Short-term lease cost		1,679		655		2,334
Total lease cost	$	1,679	$	2,507	$	4,186
Other Information						
Cash paid for amounts included in the measurement of lease liabilities and capitalized operating leases:						
Operating cash flows	$	—	$	1,963	$	1,963
Weighted-average remaining lease term (in years):						
Capitalized operating leases		—		1.45		1.45
Weighted-average discount rate:						
Capitalized operating leases		0.00%		4.39%		4.39%

	Year Ended December 31, 2024					
	Related Parties		Others		Total	
Lease Cost						
Capitalized operating lease cost	$	—	$	1,941	$	1,941
Short-term lease cost		1,830		569		2,399
Total lease cost	$	1,830	$	2,510	$	4,340
Other Information						
Cash paid for amounts included in the measurement of lease liabilities and capitalized operating leases:						
Operating cash flows	$	—	$	2,078	$	2,078
Weighted-average remaining lease term (in years):						
Capitalized operating leases		—		2.01		2.01
Weighted-average discount rate:						
Capitalized operating leases		0.00%		4.31%		4.31%

As of December 31, 2025, future lease payments over the remaining term of capitalized operating leases were as follows (in thousands):

For the Years Ended December 31,		
2026	$	1,330
2027		354
2028		161
2029		—
2030		—
Thereafter		—
		1,845
Imputed interest		(57)
Lease liability balance at December 31, 2025	$	1,788

As of December 31, 2025, the ROU asset had a balance of $1,569. The long-term lease liability was $498 and the short-term lease liability, which is included in accrued expenses and other liabilities on the consolidated balance sheets, was $1,290.

As of December 31, 2024, the ROU asset had a balance of $3,077. The long-term lease liability was $1,552 and the short-term lease liability, which is included in accrued expenses and other liabilities on the consolidated balance sheets, was $1,805.

8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,			
		2025		2024
Customer and vendor deposits	$	28,190	$	26,486
Sales tax		8,158		7,753
Short term lease liability		1,290		1,805
Other		13,613		11,589
Accrued expenses and other liabilities	$	51,251	$	47,633

9. BANK BORROWINGS

The Company previously had a $50,000 credit facility collateralized by its account receivables that expired March 31, 2025 that the Company elected not to renew or replace. Amounts outstanding under this facility bore interest at the greatest of (i) the prime rate (7.50% at March 31, 2025), (ii) the federal funds effective rate plus 0.50% per annum, and (iii) the daily Secured Overnight Financing Rate, or SOFR, plus 1.00% per annum, but at no time less than 1.00% per annum. Cash paid for interest was $0, $6, and $24 for the years ended December 31, 2025, 2024, and 2023, respectively.

Cash receipts were automatically applied against any outstanding borrowings. During the years ended December 31, 2025 and 2024, the Company borrowed incremental amounts that were each repaid in full. These borrowings for the years ended December 31, 2025 and 2024 totaled $732 and $26,051, respectively; however, at no time were the outstanding borrowings greater than the $50,000 limit under the credit facility. The Company had no outstanding borrowings under the credit facility immediately prior to the expiration of the credit facility, or as of December 31, 2024.

10. STOCKHOLDERS' EQUITY AND SHARE-BASED COMPENSATION

Preferred Stock

The Company's Amended and Restated Certificate of Incorporation, or the Restated Certificate, authorizes the issuance of up to 10,000 shares of preferred stock, $0.01 par value per share, or the Preferred Stock. Under the terms of the Restated Certificate, the Board is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue by a unanimous vote such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges, and restrictions, including voting rights, dividend rights, redemption privileges, and liquidation preferences, as shall be determined by the Board. There were no preferred shares outstanding as of December 31, 2025 or 2024.

Share Repurchase Authorization

As of December 31, 2017, there was $30,000 authorized for share repurchase. In 2018, the Company's Board approved a share repurchase program authorizing up to $25,000 in additional share repurchases. In November 2022, the Company's Board approved a $25,000 increase to the Company's existing share repurchase authorization. In May 2024, the Company's Board approved a $40,000 increase to the Company's existing share repurchase authorization. In April 2025, the Company's Board approved a $50,000 increase to the Company's existing share repurchase authorization, bringing the aggregate size of the share repurchase program to $170,000 as of December 31, 2025. There is no fixed termination date for this repurchase program. Purchases may be made in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. The timing and amount of any share repurchases will be based on market conditions and other factors.

The Company repurchased 1,214, 188, and 129 shares for $76,761, $12,597, and $5,446 during the years ended December 31, 2025, 2024, and 2023, respectively, under the Board-authorized repurchase program. Such cost reflects the applicable one percent excise tax imposed by the Inflation Reduction Act of 2022 on the net value of certain stock repurchases made after December 31, 2022. As of December 31, 2025, the Company has repurchased an aggregate of 4,130 shares for $136,398 under the Board-authorized repurchase program, and the maximum approximate dollar value of shares that may yet be purchased under the Company's existing Board-authorized program is $33,602.

On February 4, 2026, the Company announced that its Board of Directors authorized a $50,000 increase to the share repurchase program, which was incremental to the approximately $33,602 remaining as of December 31, 2025.

Dividend Payments

The following tables summarize the Company's quarterly cash dividends declared during the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share data):

	Year Ended December 31, 2025			
Dividend per Share	**Declaration Date**	**Record Date**	**Payment Date**	**Total Dividend**
$ 0.15	February 4, 2025	February 25, 2025	March 14, 2025	$ 3,910
$ 0.15	April 29, 2025	May 13, 2025	May 30, 2025	$ 3,810
$ 0.15	July 29, 2025	August 12, 2025	August 29, 2025	$ 3,799
$ 0.15	October 28, 2025	November 11, 2025	November 28, 2025	$ 3,779

	Year Ended December 31, 2024			
Dividend per Share	**Declaration Date**	**Record Date**	**Payment Date**	**Total Dividend**
$ 0.10	February 12, 2024	February 27, 2024	March 15, 2024	$ 2,636
$ 0.10	April 30, 2024	May 14, 2024	May 29, 2024	$ 2,635
$ 0.10	July 30, 2024	August 13, 2024	August 30, 2024	$ 2,629
$ 0.10	October 29, 2024	November 12, 2024	November 29, 2024	$ 2,627

	Year Ended December 31, 2023			
Dividend per Share	**Declaration Date**	**Record Date**	**Payment Date**	**Total Dividend**
$ 0.08	February 9, 2023	February 21, 2023	March 10, 2023	$ 2,107
$ 0.08	May 4, 2023	May 16, 2023	June 2, 2023	$ 2,099
$ 0.08	August 2, 2023	August 15, 2023	September 1, 2023	$ 2,101
$ 0.08	October 31, 2023	November 14, 2023	December 1, 2023	$ 2,103

Declaration of any future cash dividends will depend upon the Company's financial position, strategic plans, and general business conditions.

Equity Compensation Plan Descriptions

In 2007, the Board adopted and the Company's stockholders approved the 2007 Stock Incentive Plan. In 2010, the Board adopted and the stockholders approved the Amended and Restated 2007 Stock Incentive Plan, or the 2007 Plan, which, among other things, extended the term of the 2007 Plan to 2020. In May 2019, the Company's stockholders approved an amendment to the 2007 Plan, which authorized the issuance of up to 1,900 shares of common stock. Under the terms of the 2007 Plan, the Company is authorized, for a ten-year period, to grant options, stock appreciation rights, nonvested stock, nonvested stock units, and other stock-based awards to employees, officers, directors, and consultants.

In 2020, the Board adopted and the Company's stockholders approved the 2020 Stock Incentive Plan, or the 2020 Plan, which replaces the Amended and Restated 2007 Stock Incentive Plan. In May 2025, the Company's stockholders approved an amendment to the 2020 Plan bringing the total amount authorized for issuance under the 2020 Plan to 1,653 shares of common stock. As of December 31, 2025, there were 301 shares eligible for future grants under the 2020 Plan.

1997 Employee Stock Purchase Plan

In November 1997, the Board adopted and the Company's stockholders approved the 1997 Employee Stock Purchase Plan, or the Employee Stock Purchase Plan. The Employee Stock Purchase Plan authorizes the issuance of common stock to participating employees. Under the Employee Stock Purchase Plan, as amended, employees are eligible to purchase Company stock at 95% of the purchase price as of the last business day of each six-month offering period. In May 2025, the Board adopted and the Company's stockholders approved an amendment to the Employee Stock Purchase Plan, which reserved an aggregate of 1,353 shares of common stock for issuance under the Employee Stock Purchase Plan, of which 1,260 shares have been purchased as of December 31, 2025.

Accounting for Share-Based Compensation

The Company measures the grant date fair value of equity awards given to employees and recognizes that cost, adjusted for forfeitures, over the period that services are performed. The Company values grants with multiple vesting periods as a single award, estimates expected forfeitures based upon historical patterns of employee turnover, and records share-based compensation as a component of SG&A expenses.

The following table summarizes the share-based compensation expenses included on the consolidated statements of income (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Pre-tax expense for nonvested units	$ 9,343	$ 8,475	$ 7,022
Tax benefit	(2,465)	(2,192)	(1,853)
Net effect on net income	$ 6,878	$ 6,283	$ 5,169

In 2025, 2024, and 2023, the Company issued nonvested stock units that settle in stock and vest over periods of up to four years. Recipients of nonvested stock units do not possess stockholder rights. The fair value of nonvested stock units is based on the end of day market value of the Company's common stock on the grant date. The following table summarizes the Company's nonvested stock unit activity in 2025 (shares in thousands):

	Shares		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2025	455	$	55.44
Granted	265	$	61.05
Vested	(164)	$	51.06
Canceled	(47)	$	63.80
Nonvested at December 31, 2025	509	$	59.03

The weighted-average grant-date fair value of nonvested stock units granted in 2025, 2024, and 2023 was $61.05, $67.83, and $62.50, respectively. The total fair value of nonvested stock units that vested in 2025, 2024, and 2023 was $9,961, $11,264, and $9,700, respectively. Unearned compensation cost related to the nonvested portion of outstanding nonvested stock units was $26,270 as of December 31, 2025, and is expected to be recognized over a weighted-average period of approximately 3.0 years. The aggregate intrinsic value of the nonvested stock units at December 31, 2025, which is calculated based on the positive difference between the fair value of the Company's stock on December 31, 2025 and the grant price of the underlying awards, was $29,379.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income, which is included as a component of stockholders' equity, is comprised of unrealized gains on short-term investments, net of tax. The changes in accumulated other comprehensive income were as follows (in thousands):

	Year Ended December 31, 2025
Balance - December 31, 2024	$ 174
Other comprehensive income before reclassifications, net of tax	78
Less amounts reclassified from accumulated other comprehensive income, net of tax	174
Net other comprehensive loss	(96)
Balance - December 31, 2025	$ 78

	Year Ended December 31, 2024
Balance - December 31, 2023	$ 81
Other comprehensive income before reclassifications, net of tax	174
Less amounts reclassified from accumulated other comprehensive income, net of tax	81
Net other comprehensive income	93
Balance - December 31, 2024	$ 174

Included in amounts reclassified from accumulated other comprehensive income, net of tax for the year ended December 31, 2025 is $76 of realized gain, which is included in "Other income" on the consolidated statements of income.

12. INCOME TAXES

There are no foreign amounts included in income before taxes on the consolidated statements of income. The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Current:			
Federal	$ 19,160	$ 23,642	$ 24,648
State	6,006	7,528	7,343
Total current	25,166	31,170	31,991
Deferred:			
Federal	4,598	(690)	(1,845)
State	242	(88)	(303)
Total deferred	4,840	(778)	(2,148)
Provision for income taxes	$ 30,006	$ 30,392	$ 29,843

A reconciliation of the Company's provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows (dollars in thousands):

	Year Ended December 31, 2025	
	Amount	**Percent**
Federal income taxes, at statutory tax rate	$ 23,883	21.0 %
State and local income taxes, net of federal effect[1]	4,812	4.2
Tax credits	(23)	—
Nondeductible expenses		
Nondeductible compensation	1,127	1.0
Other	144	0.1
Other, net	63	0.1
Income tax provision	$ 30,006	26.4 %

1) The state and local jurisdictions that make up the majority (greater than 50%) of the tax effect in this category are California, New York, Massachusetts, Florida, and New York City.

A reconciliation of the Company's provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows (in thousands):

	Years Ended December 31,	
	2024	**2023**
Federal income taxes, at statutory tax rate	$ 24,672	$ 23,754
State income taxes, net of federal benefit	5,859	5,498
Nondeductible expenses	732	589
Other, net	(871)	2
Income tax provision	$ 30,392	$ 29,843

The components of the deferred taxes as of December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
Deferred tax assets:		
Allowance for credit losses	$ 790	$ 843
Inventory costs capitalized for tax purposes	118	99
Inventory valuation reserves	338	467
Sales return reserves	135	143
Deductible expenses, primarily employee-benefit related	35	35
Accrued compensation	1,905	1,738
Operating lease liability	459	863
Unclaimed property reserve	784	668
Other	1,111	1,080
Capitalized research and development	—	2,262
Stock-based compensation	433	352
State tax loss carryforwards	843	699
State tax credit carryforwards	1,579	1,159
Total gross deferred tax assets	8,530	10,408
Less: Valuation allowance	(1,839)	(1,502)
Net deferred tax assets	6,691	8,906
Deferred tax liabilities:		
Goodwill and other intangibles	(14,714)	(14,555)
Property and equipment	(7,458)	(8,215)
Capitalized research and development	(3,730)	—
Right-of-use assets	(403)	(791)
Prepaid expenses	(163)	(153)
Other	(128)	(283)
Total gross deferred tax liabilities	(26,596)	(23,997)
Net deferred tax liability	$ (19,905)	$ (15,091)
Current deferred tax assets	$ —	$ —
Noncurrent deferred tax liability	(19,905)	(15,091)
Net deferred tax liability	$ (19,905)	$ (15,091)

The Company has state net operating loss carryforwards aggregating $1,067 as of December 31, 2025 representing state tax benefits, net of federal taxes, of approximately $843. These loss carryforwards are subject to three, five, fifteen, twenty-year, or indefinite carryforward periods, with $29 expiring in 2026, $1 expiring in 2027, $2 expiring in 2028, $2 expiring in 2029, $86 expiring in 2030, $720 expiring beyond 2030, and $227 with no expiration. The Company has provided valuation allowances of $363 and $343 as of December 31, 2025 and 2024, respectively, against the state tax loss carryforwards, representing the portion of carryforward losses that the Company believes are not likely to be realized.

The Company also has state tax credit carryforwards aggregating $1,998 as of December 31, 2025 representing state tax benefits, net of federal taxes, of approximately $1,578. These credit carryforwards are subject to five and ten-year carryforward periods, with $78 in 2029, $51 in 2030, and $1,869 expiring beyond 2030. The Company has provided a valuation allowance of $1,476 and $1,159 as of December 31, 2025 and 2024, respectively, against the state tax loss carryforwards, representing the portion of credit carryforwards that the Company believes are not likely to be realized.

The net change in the total valuation allowance reflects a $337 increase and a $287 decrease in 2025 and 2024, respectively.

The Company files one consolidated U.S. Federal income tax return that includes all of its subsidiaries as well as several consolidated, combined, and separate Company returns in many U.S. state tax jurisdictions. The tax years 2022-2024 remain open to examination by the Internal Revenue Service and the major state taxing jurisdictions in which the Company files.

Previously, the Company recognized interest and penalties related to unrecognized income tax benefits as a component of income tax expense, and the corresponding accrual was included as a component of the Company's liability for unrecognized income tax benefits. The Company did not recognize any unrecognized income tax benefits, interest, and penalties for the years ended December 31, 2025, 2024 or 2023.

Cash paid for income taxes, net of refunds for the year ended December 31, 2025 is as follows (in thousands):

	Year Ended December 31, 2025
Federal	$ 23,549
State and local	6,156
Total income taxes paid, net of refunds received	$ 29,705

Cash paid for income taxes for the years ended December 31, 2024 and 2023 was $29,295 and $41,668, respectively.

13. EMPLOYEE BENEFIT PLAN

The Company has a contributory profit-sharing and employee savings plan covering all qualified employees. No contributions to the profit-sharing element of the plan were made by the Company in 2025, 2024, and 2023. The Company made matching contributions to the employee savings element of such plan of $7,236, $6,765, and $6,873 in 2025, 2024, and 2023, respectively.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is subject to various legal proceedings and claims, which have arisen during the ordinary course of business. In the opinion of the Company's management, the outcome of such matters is not expected to have a material effect on the Company's business, financial position, results of operations, or cash flows.

The Company records a liability when it believes that a loss is both probable and reasonably estimable. On a quarterly basis, the Company reviews each of these legal proceedings to determine whether it is probable, reasonably possible, or remote that a liability has been incurred and, if it is at least reasonably possible, whether a range of loss can be reasonably estimated. Significant judgment is required to determine both the likelihood of there being a loss and the estimated amount of such loss. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material. The Company expenses legal fees in the period in which they are incurred.

The Company is subject to audits by states on sales and income taxes, employment matters, and other assessments. Additional liabilities for these and other audits could be assessed, and such outcomes could have a material negative impact on the Company's financial position, results of operations, and cash flows.

15. SEGMENT AND RELATED DISCLOSURES

The internal reporting structure used by the Company's chief operating decision maker, or CODM, to assess performance and allocate resources determines the basis for the Company's operating segments. The Company's operations are organized under three reporting segments—the Enterprise Solutions segment, which serves primarily medium-to-large corporations; the Business Solutions segment, which serves primarily SMBs; and the Public Sector Solutions segment, which serves primarily federal, state, and local government and educational institutions. In addition, the Headquarters/Other provides services in areas such as finance, human resources, IT, marketing, and product management. Most of the operating costs associated with the Headquarters/Other functions are charged to the operating segments based on their estimated usage of the underlying functions. The Company reports these charges to the operating segments as "Allocations". Headquarters/Other amounts that are not allocated to the operating segments are shown as reconciling items in the tables below.

The Company's CODM is its Chief Executive Officer, and he assesses the segments' performance by using each segment's operating income (which includes certain corporate overhead allocations attributable to each of the segments). Net sales presented below exclude inter-segment product revenues. The CODM uses operating income for each segment in the annual budget, periodic forecasting, and quarterly results processes. Segment information applicable to the Company's operating segments and the related reconciliations to consolidated amounts for the years ended December 31, 2025, 2024, and 2023 are shown below (in thousands):

| | Year Ended December 31, 2025 | | | |
	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Net sales	$ 1,282,420	$ 1,081,854	$ 508,472	$ 2,872,746
Cost of sales	1,096,557	809,737	427,123	
Personnel costs	66,429	69,565	36,545	
Marketing	5,021	15,630	2,910	
Allocated corporate overhead	74,279	88,520	44,260	
Depreciation and amortization	777	620	89	
Other segment expenses[1]	4,029	6,714	7,568	
Operating income (loss)	$ 35,328	$ 91,068	$ (10,023)	$ 116,373
Unallocated Headquarters/Other expenses				(17,091)
Interest income, net				14,370
Other income				76
Income before taxes				$ 113,728
Segment assets	$ 772,828	$ 653,168	$ 96,299	$ 1,522,295
Headquarters/Other assets				(171,370)
Consolidated assets				$ 1,350,925

1) Other segment expenses for each of the reportable segments include service contracts/subscriptions, professional fees, facilities operations, credit card fees, and other miscellaneous expenses.

| | Year Ended December 31, 2024 | | | |
	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Net sales	$ 1,181,148	$ 1,049,139	$ 571,831	$ 2,802,118
Cost of sales	1,001,187	796,684	484,453	
Personnel costs	62,378	70,472	36,661	
Marketing	5,318	16,127	3,646	
Allocated corporate overhead	72,601	81,918	40,959	
Depreciation and amortization	852	620	91	
Other segment expenses[1]	4,831	6,467	3,733	
Operating income	$ 33,981	$ 76,851	$ 2,288	$ 113,120
Unallocated Headquarters/Other expenses				(16,058)
Interest income, net				18,725
Other income				1,700
Income before taxes				$ 117,487
Segment assets	$ 737,405	$ 564,110	$ 114,524	$ 1,416,039
Headquarters/Other assets				(116,685)
Consolidated assets				$ 1,299,354

| | Year Ended December 31, 2023 | | | |
	Enterprise Solutions	Business Solutions	Public Sector Solutions	Total
Net sales	$ 1,201,131	$ 1,075,599	$ 573,914	$ 2,850,644
Cost of sales	1,022,273	828,499	488,136	
Personnel costs	68,112	73,103	37,031	
Marketing	4,683	13,755	3,486	
Allocated corporate overhead	59,825	77,420	38,710	
Depreciation and amortization	1,452	628	84	
Other segment expenses[1]	5,570	6,044	4,290	
Operating income	$ 39,216	$ 76,150	$ 2,177	$ 117,543
Unallocated Headquarters/Other expenses				(14,390)
Interest income, net				9,961
Other income				—
Income before taxes				$ 113,114

1) Other segment expenses for each of the reportable segments include service contracts/subscriptions, professional fees, facilities operations, credit card fees, and other miscellaneous expenses.

The assets of the Company's operating segments presented above consist primarily of accounts receivable, net intercompany receivable, goodwill, and other intangibles. Goodwill of $66,236 and $7,366 is held by the Enterprise Solutions and Business Solutions segments, respectively, as of December 31, 2025. Assets reported under the Headquarters/Other are managed by corporate headquarters, including cash, inventory, property and equipment and intercompany balance, net. Total assets for the Headquarters/Other are presented net of intercompany balances eliminations of $59,050 and $69,695 for the years ended December 31, 2025 and 2024, respectively. The Company's capital expenditures consist largely of IT hardware and software purchased to maintain or upgrade its management information systems. These systems serve all of the Company's subsidiaries, to varying degrees, and as a result, the CODM does not evaluate capital expenditures on a segment basis.

Substantially all of the Company's sales in 2025, 2024, and 2023 were made to customers located in the United States. Shipments to customers located in foreign countries were not more than 2% of total net sales in 2025, 2024, and 2023. All of the Company's assets as of December 31, 2025 and 2024 were located in the United States. The Company's primary target customers are SMBs, medium-to-large businesses, and federal, state, and local government agencies and educational institutions.

16. SUPPLIER FINANCE PROGRAMS

The Company has agreements with third-party financial institutions, instituted by request of participating suppliers, that allow for the ability to finance payment obligations from the Company. The third-party financial institutions have separate arrangements with the Company's suppliers and provide them with the option to request early payment for invoices confirmed by the Company. The Company does not determine the terms or conditions of the arrangements between the third-parties and its suppliers and receives no compensation from the third-party financial institutions. The Company's obligation to its suppliers, including amounts due and scheduled payment dates, are not impacted by the suppliers' decisions to finance amounts under the arrangements. The payment terms under these arrangements are typical with industry standards and range from 30 to 50 days. The agreements with the financial institutions are collateralized by the inventory purchased through the financing agreements. The Company's outstanding payment obligations under the supplier finance programs, which are included in accounts payable on the consolidated balance sheets, were $58,563 and $47,763 at December 31, 2025 and 2024, respectively. The rollforwards of the Company's outstanding obligations confirmed as valid under the supplier finance programs for the years ended December 31, 2025 and 2024 are as follows (in thousands):

		2025
Confirmed obligations outstanding at December 31, 2024	$	47,763
Invoices confirmed		483,754
Confirmed invoices paid		(472,954)
Confirmed obligations outstanding at December 31, 2025	$	58,563

		2024
Confirmed obligations outstanding at December 31, 2023	$	44,617
Invoices confirmed		466,909
Confirmed invoices paid		(463,763)
Confirmed obligations outstanding at December 31, 2024	$	47,763

PC CONNECTION, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(amounts in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Period
Allowance for Sales Returns				
Year Ended December 31, 2023	$ 3,806	$ 34,477	$ (35,162)	$ 3,121
Year Ended December 31, 2024	$ 3,121	$ 36,718	$ (35,996)	$ 3,843
Year Ended December 31, 2025	$ 3,843	$ 27,517	$ (27,962)	$ 3,398
Allowance for Credit Losses				
Year Ended December 31, 2023	$ 5,267	$ 1,847	$ (3,326)	$ 3,788
Year Ended December 31, 2024	$ 3,788	$ 1,914	$ (2,428)	$ 3,274
Year Ended December 31, 2025	$ 3,274	$ 1,861	$ (2,067)	$ 3,068
Inventory Valuation Allowance				
Year Ended December 31, 2023	$ 2,539	$ 2,432	$ (2,751)	$ 2,220
Year Ended December 31, 2024	$ 2,220	$ 2,135	$ (2,479)	$ 1,876
Year Ended December 31, 2025	$ 1,876	$ 1,548	$ (2,108)	$ 1,316

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-209915, 333-194458, 333-187061, 333-179797, 333-166645, 333-144065, 333-161172, 333-130389, 333-179796, 333-202642, 333-223688, 333-231824, 333-239475, 333-266537, 333-273651, and 333-289090 on Form S-8 of our reports dated February 24, 2026, relating to the financial statements of PC Connection, Inc., and the effectiveness of PC Connection Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2025.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 24, 2026

Exhibit 31.1

CERTIFICATIONS

I, Timothy J. McGrath, certify that:

1. I have reviewed this Annual Report on Form 10-K of PC Connection, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2026

/S/ TIMOTHY J. MCGRATH
Timothy J. McGrath
President and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Thomas C. Baker, certify that:

1.   I have reviewed this Annual Report on Form 10-K of PC Connection, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2026

/S/ THOMAS C. BAKER

Thomas C. Baker
Senior Vice President, Chief Financial Officer, and Treasurer (Principal
Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of PC Connection, Inc. (the "Company") for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Timothy J. McGrath, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2026   /S/ TIMOTHY J. MCGRATH

                                          Timothy J. McGrath
                         President and Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of PC Connection, Inc. (the "Company") for the year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Thomas C. Baker, Senior Vice President and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that to the best of his knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2026

/S/ THOMAS C. BAKER
Thomas C. Baker
Senior Vice President, Chief Financial Officer, and Treasurer (Principal
Financial and Accounting Officer)



Shareholder Information

The Investor Relations Department is responsible for shareholder communications and welcomes shareholder inquiries about PC Connection, Inc. either by telephone or in writing. The Annual Report filings with the U.S. Securities and Exchange Commission as well as general information can be obtained upon written request to the address below or by visiting the Connection website at www.connection.com:

Investor Relations
PC Connection, Inc.
730 Milford Road
Merrimack, NH 03054-4631
(603) 683-2505

American Stock Transfer &
Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
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Forward-looking Statement

This Annual Report contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. When used in this Annual Report, the words "should," "will," "expects," "anticipates," "believe," "predict," and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, the Company's future capital needs and resources, fluctuations in customer demand, intensity of competition from other vendors, timing and acceptance of new product introductions, delays or difficulties in programs designed to increase sales and profitability, general economic and industry conditions, and other risks set forth in the Company's filings with the Securities and Exchange Commission, and the information set forth herein should be read in light of such risks. In addition, any forward-looking statements represent the Company's estimates only as of the date of this Annual Report and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its estimates change.



In the 1980s, the Connection raccoon mascot made its debut in computer magazines everywhere. The raccoon symbolized adaptability, innovativeness, and tenacity—traits that underlie Connection's remarkable success.

BOARD OF DIRECTORS

Connection®

PC Connection, Inc.

CORPORATE OFFICES

PC Connection, Inc.
Corporate Headquarters
730 Milford Road
Merrimack, NH 03054

Connection®
Business Solutions
730 Milford Road
Merrimack, NH 03054

Connection®
Public Sector Solutions
2275 Research Boulevard, Suite 360
Rockville, MD 20850

Connection®
Enterprise Solutions
730 Milford Road
Merrimack, NH 03054

GlobalServe
A Connection® Company
440 Sylvan Avenue, Suite 260
Englewood Cliffs, NJ 07632